Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

ELI LILLY AND COMPANY,

FLYING TIGERS ACQUISITION CORPORATION

and

ADVERUM BIOTECHNOLOGIES, INC.

Dated as of October 24, 2025

i

ii

Annexes

Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation of the Surviving Corporation
Annex III	Bylaws of the Surviving Corporation
Annex IV	Contingent Value Rights Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 24, 2025 (this “Agreement”), is entered into by and among Eli Lilly and Company, an Indiana corporation (“Parent”), Flying Tigers Acquisition Corporation, a Delaware corporation and direct wholly owned Subsidiary of Parent (“Purchaser”), and Adverum Biotechnologies, Inc., a Delaware corporation (the “Company”).

WHEREAS, the boards of directors of Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares (each, a “Share” and, collectively, “Shares”) of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), for $3.56 per Share, net to the seller in cash, without interest (the “Closing Amount”) and less any applicable Tax withholding, plus one contingent value right per Share (each, a “CVR” and, collectively, the “CVRs”) which shall represent the right to receive the Milestone Payments (as such term is defined in the Contingent Value Rights Agreement in the form attached hereto as Annex IV (the “CVR Agreement”) to be entered into between Parent and an agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”)), if any, at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”) and less any applicable Tax withholding;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the Surviving Corporation, and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, net to the holder of Shares in cash and without interest and less any applicable Tax withholding, upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions are advisable, fair to, and in the best interests of the Company and the holders of the Shares, (ii) duly authorized and approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein, (iii) resolved that this Agreement and the Contemplated Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the board of directors of Purchaser has, on the terms and subject to the conditions set forth herein, adopted this Agreement and approved the Contemplated Transactions, including the Offer and the Merger;

WHEREAS, the sole stockholder of Purchaser will approve this Agreement immediately following its execution; and

WHEREAS, concurrently with the execution of this Agreement, the Company has executed and delivered to Parent a Secured Promissory Note pursuant to which Parent has agreed to lend to the Company an aggregate principal amount of up to $65,000,000 for the Company’s working capital funding requirements and other general corporate purposes (the “Promissory Note”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Commencement and Term of the Offer.

(i) Subject to the terms and conditions of this Agreement (and provided that this Agreement shall not have been terminated in accordance with Article VIII), Purchaser shall, and Parent shall cause Purchaser to, as promptly as practicable after the date of this Agreement (but in no event later than ten (10) Business Days following the date of this Agreement), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price; provided that if, at the time Purchaser intends to commence the Offer, the Company is not prepared to file with the U.S. Securities and Exchange Commission (the “SEC”) and to disseminate to holders of Shares the Schedule 14D-9, Purchaser may, but until such time as the Company is so prepared, shall not be obligated to, commence the Offer. The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to the satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”). Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire at one minute after 11:59 p.m. New York City Time on the twentieth (20th) Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”). Purchaser expressly reserves the right at any time or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, in whole or in part, including the Offer Price, except that, without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), Purchaser may not (A) decrease the Closing Amount or amend the terms of the CVRs or the CVR Agreement, (B) change the form of the consideration payable in the Offer, (C) decrease the maximum number of Shares sought pursuant to the Offer, (D) amend or waive the Minimum Tender Condition or the condition set forth in clause 2(e) of Annex I, (E) add to the conditions set forth on Annex I, (F) modify the conditions set forth on Annex I in a manner adverse to the holders of Shares (as a group in their capacity as such), (G) extend the Expiration Date of the Offer except as required or expressly permitted by Section 1.1(a)(ii) or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act or (H) make any other change in the terms or conditions of the Offer that is adverse in any material respect to the holders of Shares (as a group in their capacity as such).

(ii) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser shall accept for purchase any and all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after such scheduled Expiration Date, which shall be the next Business Day after the expiration of the Offer absent extenuating circumstances and, in any event, no more than three (3) Business Days after the expiration of the Offer (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser shall promptly (and in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the Paying Agent to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures that have not been “received” (as defined by Section 251(h)(6) of the DGCL) by Purchaser’s transfer agent. Purchaser shall (A) extend the Offer for one or more periods of time of up to five (5) Business Days per extension (or for such longer period as may be agreed to by Parent and the Company) if at any scheduled Expiration Date any Offer Condition (other than solely (x) the Minimum Tender Condition and (y) any such conditions that by their nature are to be satisfied at the expiration of the Offer) is not satisfied and has not been waived (to the extent permitted hereunder) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or The Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer; provided that Purchaser is not required to extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by the Company, Purchaser shall) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Purchaser), but not more than five (5) Business Days each (or for such longer period as may be agreed to by Parent and the Company); provided that the Company shall not request Purchaser to, and Purchaser shall not be required to, extend the Offer pursuant to this sentence on more than two (2) occasions in consecutive periods of five (5) Business Days each (or such longer or shorter period as the Company and Purchaser may agree in writing); provided, further, that Purchaser shall not without the prior written consent of the Company, and shall not be required to, extend the Offer beyond the Outside Date. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b) On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal and summary advertisement and other ancillary documents and instruments pursuant to which the Offer will be made (collectively with all amendments and supplements thereto, the “Offer Documents”) and shall disseminate the Offer Documents to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws and shall otherwise comply with the filing requirements of Rule 14d-3(a) promulgated under the Exchange Act and the disclosure requirements of Rule14d-6(a) promulgated under the Exchange Act, in each case, as and to the extent required by applicable Law. The Company shall furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company or required by applicable federal securities Laws to be set forth in the Offer Documents. Except from and after a Change of Board Recommendation, Parent and Purchaser shall (i) afford the Company a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC, (ii) promptly provide the Company and its counsel with a copy of any written comments (and a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (iii) consult with the Company regarding any such comments prior to responding thereto, and (iv) promptly provide the Company with copies of any written responses to any such comments. Parent and Purchaser shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to comply in all material respects with the requirements of applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents as well as any material omissions from the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. Parent and Purchaser shall respond reasonably promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(c) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser shall terminate the Offer promptly (and in any event within one (1) Business Day of such termination of this Agreement pursuant to Article VIII), and Purchaser shall not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Article VIII prior to the acquisition of Shares in the Offer, Purchaser shall promptly (and in any event within two (2) Business Days of such termination) return, and shall cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(e) (e) The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, division or subdivision of shares, consolidation of shares, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) or other similar transaction after the date of this Agreement and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration).

(f) Parent shall, and shall cause the Rights Agent to, at or prior to the Acceptance Time, duly authorize, execute and deliver the CVR Agreement.

(g) To the extent reasonably requested by the Company, Parent shall use commercially reasonable efforts to keep the Company reasonably informed on a reasonably prompt basis of the status of the Offer, including with respect to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer and, upon the Company’s reasonable written request, use commercially reasonable efforts to provide the Company as soon as reasonably practicable with the most recent report then available detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

Section 1.2. Company Consent; Schedule 14D-9. On the date of the filing of the Offer Documents, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to the conditions set forth herein, the Company Board Recommendation. The Company shall include in the Schedule 14D-9 (a) the information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL and (b) the fairness opinion delivered by Aquilo Partners, L.P. (together with a description of such firm’s related analyses). The Company shall establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided, that such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of

Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser shall, absent a Change of Board Recommendation, disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser shall furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company and required by applicable federal securities Laws to be set forth in the Schedule 14D-9. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, the Company shall give Parent and Purchaser reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendments or supplements thereto) prior to its filing with the SEC and shall give reasonable and good faith consideration to any such comments. The Company shall (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto, and give reasonable and good faith consideration to any comments of Parent and Purchaser, and (iii) promptly provide Parent and Purchaser with copies of any written responses to any such comments, in each case, except with respect to comments related to an Acquisition Proposal or in connection with a Change of Board Recommendation. The Company shall cause the Schedule 14D-9 to comply in all material respects with the requirements of applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company shall respond reasonably promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

Section 1.3. Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and computer files containing the names and addresses of the record holders of the Shares as of a recent practicable date (such date, the “Stockholder List Date”), and the Company shall furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser shall hold and use all information and documents provided to it under this Section 1.3 in accordance with the Confidentiality Agreement.

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251 of the DGCL), the closing of the Merger (the “Closing”) will take place remotely by exchange of documents and signatures (or their electronic counterparts), as soon as practicable following consummation of the Offer, but in no event later than the first (1st) Business Day, after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.

Section 2.3. Effects of the Merger. The Merger will have the effects set forth herein and as set forth in the applicable provisions, including Section 259, of the DGCL.

Section 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 2.5. Directors. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified. The Company shall request that each director of the Company immediately prior to the Effective Time execute and deliver a letter effectuating his or her resignation as a member of the Company Board and all committees thereof to be effective as of the Effective Time.

Section 2.6. Merger Without a Vote of Stockholders. The Merger will be governed by and effected under Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 3.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), less any applicable Tax withholding. As of the Effective Time, all such Shares shall no longer be outstanding and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.5 and the CVR Agreement, without interest;

(b) each Share held in the treasury of the Company or owned by the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(c) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation, which shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and shall cease to exist, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 3.4.

Section 3.2. Treatment of Equity Awards.

(a) As soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), the Company Board (or, if appropriate, the committee administering the Company Equity Plans) shall adopt resolutions and shall take other necessary or desirable action to provide that:

(i) at the Effective Time, and without any action on the part of Purchaser, the Company or any other Person, each Company Stock Option with a per share exercise price that is less than the Closing Amount that is outstanding immediately prior to the Effective Time, whether or not vested (each such Company Stock Option, a “Company Cash-Out Stock Option”), will be cancelled, and, in exchange therefor, the holder of such cancelled Company Cash-Out Stock Option will be entitled to receive, in consideration of the cancellation of such Company Cash-Out Stock Option, (A) an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (1) the total number of shares subject to such Company Cash-Out Stock Option immediately prior to the Effective Time multiplied by (2) the excess, if any, of the Closing Amount over the applicable exercise price per share under such Company Cash-Out Stock Option and (B) one CVR for each Share subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting);

(ii) each Company Stock Option that has an exercise price equal to or greater than the Closing Amount that is outstanding immediately prior to the Effective Time (each such Company Stock Option, an “Out-of-the-Money Option”), to the extent not vested, will become fully vested as of prior to the Effective Time, and the Company shall permit the holders of Out-of-the-Money Options to exercise such Out-of-the-Money Options prior to the Effective Time on a basis that allows such holders to participate in the Merger with respect to any Shares acquired under such Out-of-the-Money Options as a holder of Shares, with any Out-of-the-Money Options that remain outstanding and unexercised as of the Effective Time cancelled for no consideration at the Effective Time, without any action on the part of Purchaser, the Company or any other Person;

(iii) at the Effective Time, and without any action on the part of Purchaser, the Company or any other Person, each Company RSU that is outstanding and unvested immediately prior to the Effective Time shall be cancelled, and, in exchange therefor, the holder of such cancelled Company RSU will be entitled to receive, in consideration of the cancellation of such Company RSU, (A) an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (1) the total number of shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (2) the Closing Amount and (B) one CVR for each share of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (without regard to vesting);

(iv) at the Effective Time, and without any action on the part of Purchaser, the Company, or any other person, each Company PSU that is outstanding and unvested immediately prior to the Effective Time shall be cancelled, and, in exchange therefor, the holder of such cancelled Company PSU will be entitled to receive, in consideration of the cancellation of such Company PSU, (A) an amount in cash (without interest and less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (1) the total number of shares subject to such Company PSU immediately prior to the Effective Time, multiplied by (2) the Closing Amount and (B) one CVR for each share of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (without regard to vesting); and

(v) each Company Equity Plan and award agreement thereunder shall be terminated effective as of the Effective Time.

(b) Subject to Section 3.7, Parent shall cause the Surviving Corporation to make all payments to former holders of Company Cash-Out Stock Options, Company RSUs, and Company PSUs required under Section 3.2(a) who were granted such interests as an employee of the Company or one of its Subsidiaries as promptly as practicable after the Effective Time or the applicable Milestone Payment Date (as defined in the CVR Agreement), as applicable, and, in any event, no later than the second (2nd) regularly scheduled payroll date that follows (i) with respect to the Closing Amount, the Effective Time and (ii) with respect to cash consideration payable upon satisfaction of a Milestone (as defined in the CVR Agreement) pursuant to the CVR Agreement, such time as the Rights Agent pays the applicable Milestone Payment Amount (as defined in the CVR Agreement) in accordance with Section 2.4(b) of the CVR Agreement. Notwithstanding anything to the contrary in this Agreement, no Milestone Payments that constitute nonqualified deferred compensation subject to Section 409A of the Code shall be allocated or paid in respect of any Company Stock Option, Company RSU, or Company PSU except to the extent permissible under Treasury Regulation Section 1.409A-3(i)(5)(iv)(A), including that no such Milestone Payments that constitute nonqualified deferred compensation subject to Section 409A of the Code shall be allocated or paid in respect of any Company Stock Option, Company RSU, or Company PSU following the fifth (5th) anniversary of the Closing Date.

(c) As soon as practicable after the date hereof, the Company Board (or, if appropriate, the committee administering the ESPP) shall pass such resolutions and shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to the Offering Period (as defined in the Company ESPP) in effect as of the date hereof, if any, no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Offering Period; (ii) no new Offering Period shall commence following the date hereof unless and until this Agreement is terminated; (iii) if the applicable purchase date with respect to the Offering Period would otherwise occur on or after the Closing Date, then (A) the Offering Period will be shortened and the New Exercise Date (as defined in the Company ESPP) with respect to such Offering Period will occur no later than three (3) Business Days prior to Closing Date and (B) each outstanding Share obtained through the exercise of any outstanding right under the Company ESPP shall receive the Merger Consideration pursuant to Section 3.1(a); and (iv) the Company ESPP shall terminate as of or prior to the Effective Time.

(d) No later than ten (10) Business Days prior to the Effective Time, the Company Board (or, if appropriate, the committee administering the Company Equity Plans) shall provide Purchaser a copy of all resolutions, notices and other documentation effectuating the provisions set forth in this Section 3.2 and shall incorporate all reasonable comments made by Purchaser to such resolutions, notices and other documentation.

Section 3.3. Treatment of Warrants. At the Effective Time, and in accordance with the terms of each warrant to purchase Shares that is listed on Section 3.3 of the Company Disclosure Letter (collectively, the “Warrants”) and that is issued and outstanding immediately prior to the Effective Time, unless otherwise elected by the holder of any such Warrant, Parent shall cause the Surviving Corporation to issue a replacement warrant to each holder thereof providing that such replacement warrant shall be exercisable for (A) an amount in cash (less applicable Tax withholdings pursuant to Section 3.7) equal to the product of (1) the total number of Shares in respect of such Warrant; multiplied by (2) the excess, if any, of the Closing Amount over the per Share exercise price under such Warrant and (B) one CVR for each Share in respect of such Warrant immediately prior to the Effective Time. For the avoidance of doubt, in the event that the per share exercise price under any Warrant is equal to or greater than the Merger Consideration, such Warrant shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect. As soon as reasonably practicable following the date of this Agreement, the Company shall provide, in accordance with the terms of each Warrant, any notices required to be provided to the holder of such Warrant, the form of which shall be given to Parent and its counsel for a reasonable opportunity to review and comment before such notice is provided to the holder of such Warrant, and take all such other actions that may be required in accordance with the terms of such Company Warrant in connection with the transaction contemplated by this Agreement prior to the Effective Time. The Company shall use reasonable best efforts to cause each holder of a Warrant to exercise such Warrant prior to the Effective Time. From and after the Closing, Parent shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each such replacement warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.

Section 3.4. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her, or its right to appraisal. Instead, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and from and after the Effective Time, a holder of Dissenting Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Dissenting Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect, effectively withdraws or otherwise loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Dissenting Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon and less any applicable Tax withholding, in accordance with Section 3.5, pursuant to Section 3.1.

(b) The Company shall provide Parent with prompt written notice of any demands for appraisal (including copies of any written demands), withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal, or agree to do any of the foregoing.

Section 3.5. Surrender of Shares.

(a) At or immediately after the Acceptance Time, Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), pursuant to a Paying Agent Agreement that shall be in form and substance reasonably acceptable to the Company, cash in an amount sufficient to pay the aggregate Closing Amount (calculated for the purposes of this Section 3.5(a) assuming that all outstanding Shares (other than Dissenting Shares) are tendered into the Offer), and Parent shall cause the Paying Agent to timely make all payments contemplated in Section 3.5(b). Such cash may be invested by the Paying Agent as directed by Parent; provided that (i) such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to, and for U.S. federal (and any applicable state or local) income tax purposes reported as earned by, the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Closing Amount, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 3.5(b). The aggregate Closing Amount as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.5(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand. Parent shall not be required to deposit any funds related to any CVR with the Rights Agent, unless and until such deposit is required pursuant to the terms of the CVR Agreement.

(b) As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) or book-entry shares (each, a “Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) or a customary agent’s message with respect to Book-Entry Shares, as applicable and (ii) instructions for effecting the surrender of the Certificate or Book-Entry Share in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed (in the case of surrender of a Certificate), the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will be cancelled. Until surrendered as contemplated by this Section 3.5(b), each Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) No holder of record of a Book-Entry Share, which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable in respect of a Book-Entry Share.

(d) At any time following the date that is six (6) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent or its designated Affiliate any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable to the holder of a Certificate or Book-Entry Share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. None of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered, or the applicable “agent’s message” or other evidence is not received in respect of a Book-Entry Share, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(f) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent shall cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate, without interest and less any applicable Tax withholding.

Section 3.6. Section 16 Matters. Prior to the Acceptance Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares, Company Stock Options and Company RSUs in the Contemplated Transactions.

Section 3.7. Withholding. The parties hereto and the Paying Agent are entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations thereunder (the “Treasury Regulations”), or any other applicable Tax Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement (which, for the avoidance of doubt, shall exclude amounts payable in respect of Shares and Warrants), including pursuant to Section 3.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.8. Transfer Taxes. Except as otherwise provided in this Section 3.8, all Transfer Taxes imposed on the Offer or the Merger shall be paid by the Surviving Corporation, and the Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes. Notwithstanding the foregoing, if any payment pursuant to the Offer or the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition to such payment that (a) such Certificate so surrendered must be properly endorsed or must otherwise be in proper form and (b) the Person presenting such Certificate to the Paying Agent for payment must pay to the Paying Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or must establish to the satisfaction of the Paying Agent and Parent that such Tax has been paid or is not required to be paid.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) (provided that nothing disclosed in the Company SEC Documents shall be deemed a qualification of, or modification to, the representations and warranties set forth in Section 4.1(a) (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.4 (No Breach), Section 4.8(a) (Absence of Certain Developments), Section 4.11 (Tax Matters), Section 4.22 (No Rights Agreement; Anti-Takeover Provisions) and Section 4.24 (No Vote Required)) or (b) the disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (which shall be arranged and in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article IV to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1. Organization and Corporate Power; Subsidiaries.

(a) The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and the Promissory Note and perform its obligations hereunder and thereunder. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse Effect. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(b) Each of the Subsidiaries of the Company is duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has all requisite corporate or similar power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect.

(c) True and complete copies of the certificate of incorporation or formation and bylaws or similar governing document of the Company and each of its Subsidiaries (the “Company Organizational Documents”), as in effect as of the date of this Agreement, have been heretofore made available to Parent and Purchaser, and neither the Company nor any Subsidiary of the Company is in violation of any provisions of its Organizational Documents.

Section 4.2. Authorization; Valid and Binding Agreement. Assuming the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the Company has all requisite corporate power and authority to execute and deliver this Agreement and the Promissory Note, to perform its obligations hereunder and thereunder and to consummate the Offer and the Merger. The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions, that (a) determined that this Agreement, the Promissory Note and the Contemplated Transactions are advisable, fair to and in the best interests of, the Company and the holders of the Shares, (b) duly authorized and approved the execution and delivery of this Agreement and the Promissory Note by the Company, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein, (c) resolved that this Agreement and the Contemplated Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (d) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. No other corporate action pursuant to the Laws of the State of Delaware, on the part of the Company, is necessary to authorize this Agreement or the Promissory Note. The Company has duly executed and delivered this Agreement and the Promissory Note and, assuming the due authorization, execution and delivery by Purchaser and Parent of this Agreement and the due authorization, execution and delivery by Parent of the Promissory Note, this Agreement and the Promissory Note constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. Capital Stock.

(a) The authorized capital stock of the Company consists of 300,000,000 Shares and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which, as of October 21, 2025 (the “Measurement Date”), 21,998,132 Shares were issued and outstanding and no shares of preferred stock were issued and outstanding.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth a true and complete list of each award of incentive equity or equity-based award granted by the Company that is outstanding as of the Measurement Date, including Company Stock Options, Company RSUs, and Company PSUs (each, an “Equity Award”), that includes, as applicable, (i) the holder thereof, (ii) the type of award (e.g., incentive stock option, non-qualified stock option, restricted stock unit, performance stock unit), (iii) the number of vested and unvested Shares subject thereto, (iv) the per Share exercise price, (v) the date of grant, (vi) the vesting terms (including performance vesting conditions), (vii) the Company Equity Plan under which the Equity Award was granted, and (viii) in the case of each Company Stock Option, the expiration date. There is no agreement or arrangement (whether in writing or otherwise) to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has or could expect to have Liability, in each case, that contains a promise or commitment to grant an incentive equity award or equity-based award under the Company Equity Plans or otherwise that has not been satisfied by the Company as of the date of this Agreement.

(c) All Equity Awards were granted and have at all times been administered in compliance with the terms of the applicable Company Equity Plan and award agreement governing the terms of such Equity Award. Each Company Stock Option has a per Share exercise price that was no less than the fair market value of a share of Company Common Stock on the date of grant as determined in accordance with Section 409A and Section 422 of the Code, as applicable. Each Company Stock Option, Company RSU, and Company PSU is exempt from Section 409A of the Code. Each Company Stock Option that is intended to qualify as an “incentive stock option” satisfies the requirements of Section 422 of the Code.

(d) As of the Measurement Date, there were 477,429 Shares reserved for issuance under the Company ESPP, of which a maximum of 60,244 are scheduled to be purchased on November 20, 2025. At all times, the Company ESPP has qualified as an “employee stock purchase plan” under Section 423 of the Code, and all options to purchase Shares under the Company ESPP (now outstanding or previously exercised or forfeited) have satisfied the requirements of Section 423 of the Code.

(e) The Subsidiaries set forth on Section 4.3(e) of the Company Disclosure Letter are the only Subsidiaries of the Company. Each Subsidiary of the Company is wholly owned by the Company, free and clear of any Liens (other than Permitted Liens), and its outstanding capital stock is set forth opposite the name of such Subsidiary on Section 4.3(e) of the Company Disclosure Letter. The Company does not own, directly or indirectly, any capital stock or restricted stock of, or other equity interest or voting security in, or any interest convertible into or exchangeable or exercisable for any capital stock or restricted stock of, or other equity interest or voting security in, any Person other than the Subsidiaries of the Company.

(f) Except as disclosed in Section 4.3 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any outstanding (i) shares of capital stock, restricted stock or other equity interests or voting securities, (ii) securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiaries (as applicable), (iii) options, warrants, purchase rights, subscription rights, preemptive rights, anti-dilutive rights, conversion rights, exchange rights, exercise rights, calls, puts, rights of first refusal or other Contracts that require the Company or its Subsidiaries (as applicable) to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiaries (as applicable) (other than pursuant to the cashless exercise of Company Stock Options or the withholding of taxes with respect to Company Stock Options, Company RSUs, or Company PSUs), or securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests, equity-based awards or voting securities of the Company or its Subsidiaries (as applicable), (iv) obligation to grant, extend or enter into any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, exercise rights, calls, puts, rights of first refusal or other Contracts that require the Company or its Subsidiaries (as applicable) to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiaries (as applicable), or securities convertible, exchangeable or exercisable, directly or indirectly, into or for capital stock, restricted stock or other equity interests or voting securities of the Company or its Subsidiaries (as applicable), (v) stock appreciation, phantom stock, restricted stock units, performance stock units, profit participation or similar rights with respect to the Company or its Subsidiaries (as applicable), (vi) options to purchase Shares under the Company ESPP, (vii) bonds, debentures, notes or other indebtedness of the Company or its Subsidiaries (as applicable) having the right to vote on any matters on which the Company’s or any of its Subsidiaries’ (as applicable) stockholders may vote, or (viii) obligations by the Company or its Subsidiaries to make any payments based on the price or value of any of the foregoing securities or interests covered in clauses (i) through (vii) above (collectively, including the Shares and equity interests of the Company’s Subsidiaries, the “Company Securities”).

(g) There are no outstanding agreements of any kind which obligate the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, call or rights of first refusal or similar rights with respect to any Company Securities. No Subsidiary of the Company owns any Company Securities. Neither the Company nor any of its Subsidiaries is party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding with respect to any Company Securities or any other agreement with respect to the disposition or voting of, or dividends with respect to, any Company Securities. All outstanding Shares are, and all Shares to be purchased pursuant to the Company ESPP and all Shares issued upon exercise of Company Stock Options or settlement of Company RSUs and Company PSUs will be, when issued, duly authorized and validly issued, and are, or will be, as applicable, fully paid, non-assessable and free of preemptive rights. Neither the Company nor any of its Subsidiaries has any Contract pursuant to which it is obligated to make any equity investment (in the form of a capital contribution or otherwise) in any Person (other than the Company with respect to its wholly owned Subsidiaries).

(h) Except as disclosed in Section 4.3(h) of the Company Disclosure Letter, (i) the Company has not delivered an issuance notice to the Sales Agent; (ii) there are no pending or active issuance notices pursuant to the Sales Agreement; and (iii) no documentation relating to, or notice of, this Agreement is required to be provided to the Sales Agent.

Section 4.4. No Breach. The execution, delivery and performance of this Agreement and the Promissory Note by the Company and the consummation of the Offer and the Merger do not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.5 have been obtained, and all filings and obligations described in Section 4.5 have been made, conflict with or violate any Law, order, judgment or decree to which the Company or any of its properties or assets is subject, except any conflicts or violations which would not have a Company Material Adverse Effect, or (c) conflict with or result in any breach of, constitute a default under (with or without notice or lapse of time), result in a violation of, give rise to a right of termination, cancellation or acceleration or result in the creation of a Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or any of its Subsidiaries under, any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 4.5. Consents. Except for (a) any applicable requirements of Antitrust and FDI Laws, (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Certificate of Merger, (e) the filing of applications, consents, approvals, authorizations and notices, as required by the FDA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the research, development, marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs and (f) any filings with the relevant authorities of jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, in each case, neither the Company nor any of its Subsidiaries are required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the Promissory Note or the consummation of the Contemplated Transactions and, other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the Promissory Note or the consummation of the Contemplated Transactions, except for those filings, consents, approvals and authorizations the failure of which to obtain would not have a Company Material Adverse Effect.

Section 4.6. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed and furnished all reports, schedules, forms, statements and other documents (including exhibits thereto and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC since January 1, 2023 (such reports, schedules, forms, statements and other documents, the “Company SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing, then on the date of such amendment, supplement or superseding filing) (and, in the case of registration statements on the dates of effectiveness): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933 as amended (the “Securities Act”), the Exchange Act or Sarbanes-Oxley, as applicable to such Company SEC Documents, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, as in effect on the date of effectiveness (in the case registration statements) and as of their respective SEC filing dates or, if amended, supplemented or superseded prior to the date hereof, the date of the filing of such amendment, supplement or superseding filing with respect to the portions that are amended, supplemented or superseded (in the case of all other Company SEC Documents) so filed, and (ii) none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. None of the Subsidiaries of the Company are required to file or furnish any forms, reports, schedules, statements or other documents with the SEC or any foreign equivalent agency.

(b) The consolidated financial statements (including any notes thereto) contained or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c) The Company has designed and maintains, and at all times since January 1, 2023 has maintained, a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the assets of the Company that could have a material effect on the financial statements. Since January 1, 2023, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting utilized by the Company; (ii) with respect to the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting, any illegal act (with respect to or pertaining to the Company or when acting in his or her capacity as an employee of the Company) or fraud, whether or not material; or (iii) any claim or allegation regarding any of the foregoing.

(d) The Company (i) has designed and maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures (as defined in Rules 13a– 15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(e) Since January 1, 2023, neither the Company, nor any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company, has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any related material allegation regarding management or other employees who have a significant role in the Company’s internal control over financial reporting. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Body challenging or questioning the Company’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of Sarbanes-Oxley.

(f) Neither the Company nor any of its Subsidiaries has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) or Regulation S-K under the Exchange Act).

Section 4.7. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the consolidated unaudited balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date, that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business and similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business, (c) incurred in connection with this Agreement or the Contemplated Transactions, or (d) as set forth in Section 4.7 of the Company Disclosure Letter, the Company does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 4.8. Absence of Certain Developments.

(a) From the Company Balance Sheet Date to the date of this Agreement, the Company and its Subsidiaries have not experienced a Company Material Adverse Effect.

(b) Except in connection with the Contemplated Transactions, from the Company Balance Sheet Date to the date of this Agreement, the Company and each of its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business and similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business (except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions), and neither the Company nor any of its Subsidiaries have taken, committed or agreed to take any actions that would have been prohibited by Section 6.1(b) (other than Sections 6.1(b)(i) (Dividends; Acquisition of Company Securities), (ii) (Issuance of Company Securities) and (iii) (Compensation; Benefits)) if such covenants had been in effect as of the Company Balance Sheet Date.

Section 4.9. Compliance with Laws.

(a) Each of the Company and its Subsidiaries is, and their respective Products are and have been, since January 1, 2023, in compliance, in all material respects, with all Laws applicable to it, any of its properties or other assets, or its business or operations.

(b) Since January 1, 2023, (i) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Body, or written notice from any Person, that alleges (A) any material violation or noncompliance (or reflects that the Company or any of its Subsidiaries is under investigation or the subject or target of an inquiry or has threatened to be charged by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Permit, and (ii) neither the Company nor any of its Subsidiaries entered into any agreement or settlement with any Governmental Body or Person with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since January 1, 2023, each of the Company and its Subsidiaries has timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, and has maintained all records, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith. All such regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations, other documents and records were complete and accurate in all material respects, or were subsequently updated, changed, corrected or modified.

(d) The Company, its Subsidiaries and each of their respective officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.10. Title to Tangible Properties.

(a) The Company and its Subsidiaries have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the absence of such title or rights would not have a Company Material Adverse Effect.

(b) Section 4.10(b) of the Company Disclosure Letter sets forth a true and complete list of all Company Real Property leases (including all amendments, extensions, renewals, and material waivers as of the date of this Agreement), together with the addresses of such Company Real Property and any security deposits or letters of credit provided by the Company thereunder, which constitute all real property used, occupied, or leased by the Company or its Subsidiaries (the “Company Real Property”). The Company has made available true and correct copies of all Company Real Property leases, together with all related amendments, extensions, renewals, and material waivers or changes. There are no subleases, licenses, occupancy agreements, consents, purchase agreements, or other contracts granting any person (other than the Company) the right to use or occupy the Company Real Property, and no person (other than the Company and its Subsidiaries) is in possession of the Company Real Property. The Company has not collaterally assigned or granted a security interest in any Company Real Property lease. Each Company Real Property lease is in full force and effect and is valid, binding and enforceable against the Company or its Subsidiaries (as applicable) and, to the Knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and general principles of equity. The Company and its Subsidiaries have performed all material obligations required under each Company Real Property lease to date. The Company has not given or received written notice of any violation, breach, or default (with or without notice or lapse of time) under any Company Real Property lease. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any other party to the Company Real Property leases is in material default under any such lease. Neither the Company nor its Subsidiaries has given or received written notice of termination or cancellation of, or any intention to terminate or cancel, any Company Real

Property lease (whether as a result of the Contemplated Transactions or otherwise). No event has occurred which, if not remedied, would result in a material default by the Company or its Subsidiaries under any Company Real Property lease, and, to the Knowledge of the Company, no event has occurred which, if not remedied, would result in a material default by any other party under any such lease. There are no outstanding options, rights of first offer, or rights of first refusal in favor of any other party to purchase, lease, sublease, use, or occupy the Company Real Property or any portion or interest therein.

(c) Neither the Company nor any of its Subsidiaries currently owns or has previously owned any real property.

Section 4.11. Tax Matters.

(a) (i) Each of the Company and its Subsidiaries has timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by it and such Tax Returns are true, complete and correct in all material respects, and (ii) each of the Company and its Subsidiaries has timely paid all material Taxes whether or not shown as due and payable on any Tax Return.

(b) There are no material Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP) upon any of the assets of the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(e) No deficiency for any material Tax has been asserted or assessed by a Governmental Body in writing (or, to the Knowledge of the Company, otherwise) against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate proceedings. No material U.S., federal, state, local or foreign Actions relating to Taxes are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by a Governmental Body in a jurisdiction where the Company or such Subsidiary does not pay a certain Tax or file a certain type of Tax Return that the Company or such Subsidiary is subject to taxation by that jurisdiction or required to file a certain type of Tax Return in that jurisdiction.

(f) There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company or any of its Subsidiaries that is currently in force.

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (ii) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is the Company) or (iii) has liability for the Taxes of any other Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a successor or transferee.

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in the method of accounting made prior to the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or any other agreement with a Governmental Body regarding Taxes executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition entered into on or prior to the Closing or (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business.

(i) Neither the Company nor any of its Subsidiaries (i) has been a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the two (2) years prior to the date hereof or (ii) has been a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.12. Contracts and Commitments.

(a) Section 4.12(a) of the Company Disclosure Letter identifies each Contract that constitutes a Company Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed a “Company Material Contract”:

(i) “material contract” (as such term is defined in Item 601 (b)(10) of Regulation S-K of the SEC) with respect to the Company or its Subsidiaries that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, or any Company SEC Documents filed after the date of filing of such Form 10-K;

(ii) collective bargaining agreement or Contract with any labor union, trade organization, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions) (“Labor Agreements”);

(iii) Contract establishing or relating to the formation, creation, operation, management or control of any joint venture, partnership, collaboration or similar arrangement;

(iv) Contract (A) prohibiting or materially limiting the right of the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services with a value in excess of $500,000, or to sell any material product or service exclusively to a single party, (C) under which any Person has been granted the (1) exclusive right to develop, manufacture, sell, market or distribute the Products, or (2) non-exclusive right to develop, manufacture, sell, market or distribute the Products (excluding, solely for subclause (C)(2), any Routine Services Contracts entered into in the ordinary course of business), (D) provides for “exclusivity” or any similar requirement in favor of any Person or group of Persons or in any geographical area or (E) requiring the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any Person;

(v) Contract containing any “non-solicitation” or “no-hire” provision that restricts the Company or and of its Subsidiaries;

(vi) Contract in respect of Indebtedness of $500,000 or more, or any loan by the Company to any other Person;

(vii) Contract (other than a Company Plan) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company, on the other hand;

(viii) Contract relating to the voting or registration of any securities;

(ix) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets;

(x) Contract that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(xi) (A) Contract and (B) open purchase order, in each case, for payments that remain or may become due of $500,000 or more (such Contracts and purchase orders, or work orders, change orders or master services agreements relating to the same, the “Purchase Orders”) other than, in each case, a Company Plan;

(xii) Corporate integrity agreement, consent decree, deferred prosecution agreement, non-prosecution agreement, or other similar type of agreement with Governmental Bodies that have existing or contingent performance obligations;

(xiii) Contract of the Company or any of its Subsidiaries relating to the settlement, conciliation or similar agreement with any Governmental Body or Person, or that provides for any continuing material obligations on the part of the Company or any of its Subsidiaries;

(xiv) Contract of the Company or any of its Subsidiaries that prohibit, limit or restrict the payment of dividends or distributions in respect of the Company Securities, or otherwise prohibit, limit or restrict the pledging of Company Securities, or prohibit, limit or restrict the issuance of guarantees by the Company or any of its Subsidiaries other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xv) stockholders’, investors rights’, registration rights or similar Contract (excluding Contracts governing Company Stock Options or Company RSUs);

(xvi) Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company or any of its Subsidiaries leases, subleases, uses or occupies any real property;

(xvii) Contract with or binding upon the Company, any of its Subsidiaries or any of its respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xviii) IP Contract;

(xix) Contract with any academic institution, research center or Governmental Body that relates to any Owned Intellectual Property or any other material Company Intellectual Property (or the research or development of any of the foregoing or the funding for such research or development activities);

(xx) Contract with respect to commercialization, manufacturing, supply, service, maintenance, collaboration, co-promotion, discovery, research, development or profit sharing (including any such Contracts with any third-party payor or any third party contract research organization or third party contract manufacturing organization that develops, manufactures or supplies any Products and/or that directly conducts clinical trials), in each case, with a value in excess of $500,000;

(xxi) Contract pursuant to which the Company or any of its Subsidiaries has continuing guarantee, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or its Subsidiaries, in each case, that could result in payments in excess of $500,000;

(xxii) Contract that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure in an amount in excess of $500,000;

(xxiii) Contract or offer letter that is for the employment of any directors, officers or employees at annual base salary in excess of $250,000;

(xxiv) Contract with any independent contractor or consultant involving annual payments in excess of $250,000; and

(xxv) Contract or arrangement to enter into any of the foregoing.

(b) A true and correct copy of all written Company Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract has been made available to Parent.

(c) (i) Neither the Company nor any of its Subsidiaries (A) is, or has received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under and (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract (excluding expiration of any Contract in accordance with its terms) and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise). The Company has not deferred payment under any Material Contract, received notice of an overdue invoice with respect to any Material Contract, or agreed with any counterparty to any Material Contract that payment of amounts owed by the Company under such Material Contract may be deferred or delayed. The Company has timely paid all amounts due and payable under each Material Contract in accordance with its terms.

Section 4.13. Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all Patents, Trademarks, Copyrights, domain names and social media accounts and handles, in each case owned or purported to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries, in each case, that have been registered with or issued by a Governmental Body, or with respect to which the Company or any of its Subsidiaries has filed an application for registration (collectively, for clarity even if not listed on the Company Disclosure Letter, “Company Registered Intellectual Property”), indicating for each such item as of the date of this Agreement as applicable, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date.

(b) Except as expressly indicated on Section 4.13(a) of the Company Disclosure Letter, all registrations within the Company Registered Intellectual Property are subsisting and in full force and effect and, to the Knowledge of the Company, are valid and enforceable, and all applications within the Company Registered Intellectual Property are subsisting and, to the Knowledge of the Company, will be valid and enforceable upon issuance. The Company and its Subsidiaries (with respect to the Company Registered Intellectual Property that is owned or purported to be owned by the Company or such Subsidiary) and, to the Knowledge of the Company, the third parties that own the Company Registered Intellectual Property that is exclusively licensed to the Company (with respect to the Company Registered Intellectual Property that is exclusively licensed to the Company) (i) have made all necessary filings and paid all necessary registration, maintenance, renewal and other fees required for registering and maintaining the Company Registered Intellectual Property and (ii) have timely filed all necessary documents and certificates in connection therewith with the relevant Patent, Trademark, Copyright, domain name registrar or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of registering and maintaining in full force and effect such Company Registered Intellectual Property.

(c) The Company or a Subsidiary of the Company is the exclusive owner of all rights, title and interests in and to all Owned Intellectual Property, free and clear of all Liens (except for Permitted Liens), and possesses legally sufficient and enforceable rights pursuant to written agreements to use all other Company Intellectual Property as such Intellectual Property is used in the conduct of the Company’s business; provided, however, that this sentence will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.13(e) below. Except as expressly set forth in Section 4.13(c) of the Company Disclosure Letter, no third party has any joint ownership in any inventions claimed by any issued Patents or pending claims in any applications for Patents included in the Owned Intellectual Property (or to the Knowledge of the Company, any licensed Company Registered Intellectual Property).

(d) The Company and each of its Subsidiaries has diligently prepared or is diligently preparing to file patent applications for all potentially patentable inventions within the Owned Intellectual Property, except where, in the exercise of reasonable business judgment, the Company or such Subsidiary (as applicable) has decided not to file or has decided to defer filing, a patent application on a potentially patentable invention. The Company and its Subsidiaries have complied in all material respects with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Owned Intellectual Property (or otherwise in the Company Registered Intellectual Property to the extent the Company controls filing or prosecution thereof). No public disclosure bar by the Company or its Subsidiaries has occurred or on sale bar by the Company or its Subsidiaries has arisen which has rendered or would reasonably be expected to render any material Patent contained in the Owned Intellectual Property (or otherwise in the Company Registered Intellectual Property to the extent the Company controls filing or prosecution thereof) unenforceable or invalid.

(e) To the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ business, including the research, development, and manufacture of the Products, has not infringed, misappropriated or otherwise violated and is not infringing, misappropriating or otherwise violating any Intellectual Property of any Person. Neither the Company nor any of its Subsidiaries has received any written notice from any Person (i) claiming any infringement, misappropriation or violation of the Intellectual Property of such Person or (ii) contesting the use, ownership, scope, validity or enforceability of any of the Company Intellectual Property. As of the date of this Agreement, there is no Action pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries (or to the Knowledge of the Company, any other Person) claiming or contesting any of the foregoing (other than, for clarity, office actions initiated by the U.S. Patent and Trademark Office or any foreign equivalent in the ordinary course of prosecution). None of the Owned Intellectual Property, and to the Knowledge of the Company, other Company Intellectual Property is subject to any pending or outstanding judgment that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Intellectual Property.

(f) To the Knowledge of the Company, no Person has misappropriated, infringed or otherwise violated or is infringing, misappropriating or otherwise violating any Owned Intellectual Property or Exclusive Intellectual Property, and no such claims have been made against any other Person by the Company or any of its Subsidiaries.

(g) Section 4.13(g) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company is a party. The Company has made available to Parent and Purchaser true and complete copies of all such IP Contracts. To the Knowledge of the Company, (i) each other party to any such IP Contracts has performed all material obligations required to be performed by such party as of the date of this Agreement and (ii) neither the Company nor any of its Subsidiaries is in violation, breach or default of or under any such IP Contracts. Except as set forth on Section 4.13(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (A) result in the breach of, or create on behalf of any third party the right to terminate or modify any IP Contract, (B) result in or require the grant, assignment or transfer to any other Person (other than Parent, Purchaser or any of their respective Affiliates) of any license or other right or interest under, to or in any of the Company Intellectual Property or any of the Intellectual Property of Parent, Purchaser or any of their respective Affiliates or (C) cause a material loss or impairment of any Company Intellectual Property.

(h) No past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property or, to the Knowledge of the Company, any other Company Intellectual Property that is or could be material to the operation of the Company or its Subsidiaries. Each current and former employee, officer and director of the Company or any of its Subsidiaries, each current and former independent contractor and consultant of the Company or any of its Subsidiaries, and any other Person who is or has been involved in the creation or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries has executed a valid and enforceable written agreement (i) requiring such Person to maintain the confidentiality of all confidential information of the Company or its Subsidiaries, (ii) permitting such Person to use such information only for the benefit of the Company or its Subsidiaries in the scope of such Person’s employment or engagement by the Company or any of its Subsidiaries (as the case may be) and (iii) providing for the effective assignment to the Company or any of its Subsidiaries of all rights, title and interests in and to all Intellectual Property created or developed for the Company or any of its Subsidiaries in the course of such Person’s employment or retention thereby. There is no material uncured breach by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, the counterparty, under any such agreement.

(i) The Company and its Subsidiaries have taken commercially reasonable steps to prevent the unauthorized disclosure or use of its material Trade Secrets (and to maintain the secrecy and value thereof). To the Knowledge of the Company, no Trade Secret that is material to the business of the Company and its Subsidiaries as presently conducted has been disclosed to any Person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(j) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution (i) has been or is being used to create, in whole or in part, any Owned Intellectual Property (or, to the Knowledge of the Company, other Company Intellectual Property), except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership of, or use rights to (except for use rights during the term of the applicable agreement between the Company or any of its Subsidiaries, on the one hand, and such Governmental Body or educational institution, on the other hand, solely to conduct activities within the scope of such applicable agreement or non-exclusive licenses solely for internal education or research use) such Company Intellectual Property or (ii) requires or otherwise obligates the Company or any of its Subsidiaries to grant or offer to any such Governmental Body or institution any license or other right to such Company Intellectual Property (except for use rights during the term of the applicable agreement between the Company and such Governmental Body or institution solely to conduct activities within the scope of such applicable agreement or non-exclusive licenses solely for internal education or research use). No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who contributed to the creation or development of any Company Intellectual Property has, to the Knowledge of the Company, performed services for a Governmental Body or any university, college, research institute or other educational institution related to the Company’s or its Subsidiaries’ business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(k) (i) The computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted by Company and its Subsidiaries, (ii) since January 1, 2023, there have been no failures, breakdowns, breaches, defects, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company and its Subsidiaries as presently conducted, and (iii) since January 1, 2023, there have not been any incidents of unauthorized access or other security breaches of the Company Systems. The Company and its Subsidiaries (i) have taken, and take, commercially reasonable efforts (including maintaining policies and procedures) to maintain and protect the integrity, security and operation of the Company Systems owned or controlled by the Company and its Subsidiaries, and (ii) have implemented and maintain backup and disaster recovery technology and procedures consistent with reasonable information technology security practices for a company of its size and nature. To the Knowledge of the Company, as of the date hereof, the Company Systems do not contain any malware, “Trojan horses,” viruses, or other malicious code.

Section 4.14. Litigation. As of the date of this Agreement, there are no material Actions pending or threatened against or by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against another Person for which the Company or any of its Subsidiaries is providing indemnification or other support, at law or in equity, or before or by any Governmental Body or any Person, and neither the Company nor any of its Subsidiaries is subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body or Person.

Section 4.15. Insurance. Section 4.15 of the Company Disclosure Letter sets forth each material insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date of this Agreement, each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 4.16. Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter lists all material Company Plans.

(b) With respect to each Company Plan, the Company has made available to Parent and Purchaser true and complete copies of the following (as applicable) prior to the date of this Agreement: (i) the current plan document, including all amendments thereto or, with respect to any unwritten plan, a written summary of all material terms thereof, (ii) the current summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments, custodial agreements, insurance policies, administrative agreements, advisory agreements or other funding-related documents, (iv) a copy of the most recent financial statements, (v) the three (3) most recent annual reports on Form 5500, including all schedules and attachments, required to be filed with the Internal Revenue Service, (vi) a copy of all non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last six (6) years, (vii) results of non-discrimination testing for each of the last three (3) years (including details of any related corrections), (viii) all Forms 1094-C for the Company and any of its Subsidiaries that served as an employing entity from 2018 to 2024, and (ix) the current Internal Revenue Service determination, advisory or opinion letter.

(c) Each Company Plan that is intended to be “qualified” under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion or advisory letter from the Internal Revenue Service as to its qualification, each trust created thereunder has been determined by the Internal Revenue Service to be exempt from Tax under the provisions of Section 501(a) of the Code, and no event has occurred with respect to any such Company Plan, either by reason of any action or failure to act, that could reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status or result in material Liability to the Company or any of its Subsidiaries.

(d) Each Company Plan, including any associated trust or fund, has been established, maintained, operated, funded and administered in compliance with its terms and complies, in all material respects, in form and in operation with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Laws. There are no, and for the last six (6) years there have not been, any audits or investigations by any Governmental Body involving any Company Plan or the assets thereof. With respect to each Company Plan or the assets thereof, there are no Actions or claims pending or, to the Knowledge of the Company, threatened, other than routine claims for benefits in the ordinary course, and to the Knowledge of the Company no fact or circumstance exists that would be reasonably likely to give rise to any such Action or claim. No Company Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Body, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No Company Plan is and none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has at any time sponsored, contributed to or been required to contribute to, or had or otherwise has any Liability or obligation under or in respect of, a plan that is or was at any relevant time (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” within the meaning of

Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or Section 210 of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor any of its Subsidiaries has any Liability by reason of at any time being considered a single employer under Section 414 of the Code with any Person other than the Company or its Subsidiaries. The Company Plans do not obligate, and neither the Company not any of its Subsidiaries otherwise have any Liability to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or welfare benefits after his or her termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant.

(f) All contributions, reimbursements, distributions, premiums and benefit payments that are due under any Company Plan have been timely made and all such amounts for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. Neither the Company nor any of its Subsidiaries has incurred any Tax (whether or not assessed) pursuant to Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, breach of fiduciary duty (as determined under ERISA) with respect to any Company Plan, or other transaction with respect to any Company Plan that could subject the Company or any of its Subsidiaries to any tax or other penalty under the Code, ERISA, or any other applicable Laws.

(g) Except as set forth in Section 3.2 of this Agreement or in Section 4.16(g) of the Company Disclosure Letter, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, could, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any compensatory payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, employee or individual service provider of the Company or any of its Subsidiaries, or under a Company Plan or otherwise, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any Company Plan or otherwise to a current or former officer, employee or individual service provider of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits or trigger any other obligation under any Company Plan, (iv) require the Company or any of its Subsidiaries to set aside any assets to fund or trigger any payment or funding of any benefits under any Company Plan, (v) result in any violation of, or default under, any Company Plan, (vi) limit or restrict the right of the Company to merge, amend or terminate any Company Plan or (vii) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(h) Neither the Company nor any of its Subsidiaries has any obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local Law relating to Tax). The Company will provide to Parent as soon as reasonably practicable, but in no event later than twenty (20) Business Days prior to the Closing Date, calculations regarding whether any payments made or which may be made to “disqualified individuals” are “excess parachute payments”, as such terms are defined in Section 280G of the Code.

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company or any of its Subsidiaries has been documented and operated in material compliance with Section 409A of the Code and the applicable guidance and regulations thereunder.

Section 4.17. Environmental Compliance and Conditions.

(a) Each of the Company and its Subsidiaries is, and since January 1, 2020 has been, in material compliance with all Environmental Laws;

(b) Each of the Company and its Subsidiaries holds, and is in material compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted and there are no Actions, suits, claims, investigations or other legal proceedings pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the suspension, termination, or material and adverse modification of any such Permit;

(c) Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws, and neither the Company nor any of its Subsidiaries have any unresolved obligations under any judgment or consent decree or other agreement resolving any alleged violation of or Liability under Environmental Laws;

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or any of its Subsidiaries in a manner that reasonably could be expected to give rise to Liability for the Company or any of its Subsidiaries under any Environmental Laws; and

(e) The Company has made available to Parent true and complete copies of all environmental reports, audits, assessments, correspondence, or studies in the Company’s possession or control relating to the environmental condition of the Company Real Property or to the compliance of the Company or any of its Subsidiaries with Environmental Laws.

Section 4.18. Employment and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any Labor Agreement, and no employees of the Company nor any of its Subsidiaries are represented by a labor union, works council or other employee representative body. Neither the Company nor any of its Subsidiaries has experienced any actual or, to the Knowledge of the Company, threatened labor disruptions, arbitrations, picketing, strikes, slowdowns, handbilling, work stoppages, lockouts, material labor grievances, claims of unfair labor practices, or other collective bargaining or labor disputes since January 1, 2023, and, to the Knowledge of the Company, has not experienced union organization attempts since such date. Since January 1, 2023, no labor union, works council, other labor organization, or group of employees of the Company or any of its Subsidiaries has made a demand or petition for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither the Company nor any of its Subsidiaries has any notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Contemplated Transactions. There are and since January 1, 2023 have been no Actions pending or threatened by or before any Governmental Body against or affecting the Company or any of its Subsidiaries concerning employment-related matters (including any grievances or unfair labor practice charges) or brought by or on behalf of any current or former applicant, employee or independent contractor of the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries is and, since January 1, 2023, has been in compliance, in all material respects, with all Laws relating to labor and employment, including all such Laws relating to wages and hours (including minimum wage and overtime wages), human rights, discrimination, harassment, retaliation, pay equity, employment equity, paid sick days/leave entitlements and benefits, family and medical leave and other leaves of absence (including the federal Emergency Family and Medical Leave Expansion Act), workers’ compensation, safety and health, immigration and work authorization (including the completion and retention of Forms I-9 for all employees and the proper confirmation of employee visas), worker classification and payment (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Laws (“WARN”)), terms and conditions of employment, whistleblowing, disability rights or benefits, employee trainings and notices, background checks and drug testing, labor relations, employee leave issues, affirmative action and unemployment insurance.

(c) There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company or any of its Subsidiaries since January 1, 2023.

(d) No current employee with annualized compensation at or above $250,000 has given notice of termination of employment or, to the Knowledge of the Company, otherwise intends to terminate employment with the Company or any of its Subsidiaries within the twelve (12) months following the Closing.

(e) All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual other than with respect to wages accrued before termination, vested benefits under the Company Plans, and severance under Company Plans disclosed on Section 4.16(a) of the Company Disclosure Letter or amounts required by applicable Law. The relationships with all individuals who act on their own as contractors or as other service providers can be terminated for any reason with no greater than thirty (30) days’ prior written notice, without any amounts being owed to such individuals, other than with respect to payments earned before the notice of termination. Neither the Company nor any of its Subsidiaries sponsors any employee for, or otherwise knowingly engage any employee working pursuant to, a nonimmigrant visa.

(f) The Company has made available to Parent a true and complete list of (i) the employee identification number, name, current compensation rate (including salary and target annual bonus or commission opportunity), date of hire, work location, visa status, leave status and current job title or position of each officer and employee of the Company and each of its Subsidiaries, (ii) the names of each other individual who has accepted an offer of employment made by the Company or any of its Subsidiaries but whose employment has not yet commenced and (iii) the names of each other individual to whom an offer of employment is outstanding by the Company or any of its Subsidiaries, together with each such individual’s actual or offered position or function, date of hire, location, status as active or inactive, whether such individual is on a time limited visa, base pay, bonus target, whether such position is exempt or non-exempt, leave status and expected return to work date.

(g) Section 4.18(g) of the Company Disclosure Letter lists all individual independent contractors to the Company or any of its Subsidiaries who have performed services for the Company or any of its Subsidiaries within the past twelve (12) months, including name, date of engagement, current rate of payment and any incentive compensation opportunities, term of engagement, and work location.

(h) The Company has made available to Parent a complete and accurate copy of each material written personnel policy and material written personnel rule or procedure generally applicable to employees of the Company and each of its Subsidiaries.

(i) No executive or key employee of the Company or any of its Subsidiaries has been the subject of any sexual or other type of discrimination, harassment, or misconduct allegations during his or her tenure at the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries has reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which it is aware. With respect to each such allegation with potential merit, each of the Company and its Subsidiaries has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither the Company nor any of its Subsidiaries reasonably expects any material Liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Company or such Subsidiary, that, if known to the public, would bring the Company or such Subsidiary into material disrepute.

(j) To the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in any material respect in violation of any term of any nondisclosure agreement, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant agreement or obligation: (i) owed to the Company or any of its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any of its Subsidiaries.

(k) Each of the Company and its Subsidiaries is, and since January 1, 2023, has been, in compliance in all material respects with all applicable immigration Laws, including, the Immigration Reform and Control Act of 1986 and any amendments thereto. Each of the Company and its Subsidiaries has properly completed and retained Form I-9 (Employment Eligibility Verification) for all current and former employees hired to perform services in the United States, as required by applicable Law. All individuals employed by the Company or any of its Subsidiaries in the United States are authorized to work in the United States. Neither the Company nor any of its Subsidiaries sponsors any employee for, or otherwise knowingly engage any employee working pursuant to, a nonimmigrant visa.

Section 4.19. Regulatory and Compliance Matters.

(a) Each of the Company and its Subsidiaries holds all material Permits, is operating and has since January 1, 2023 operated in compliance with such material Permits, and has submitted written notices to, all Governmental Bodies, including all authorizations under the Healthcare Laws, and all other similar Laws necessary for the lawful operation of the business of the Company and its Subsidiaries as currently conducted, including any BLAs, INDs, NDAs and MAAs (the “Regulatory Authorizations”), and as of the date of this Agreement, all such Regulatory Authorizations are (i) in full force and effect,(ii) in compliance with all material filing and maintenance requirements and (iii) in material good standing, valid and enforceable. There has not occurred any material violation of, or default (with or without written notice or lapse of time or both) under any Regulatory Authorization. Each of the Company and its Subsidiaries has fulfilled and performed all of their respective material obligations with respect to such Regulatory Authorizations, and is in compliance in all material respects with the terms of all Regulatory Authorizations. Section 4.19(a) of the Company Disclosure Letter lists all current Permits, including all Regulatory Authorizations, held by the Company and its Subsidiary. There have been no occurrences, events, or Actions that are pending, under investigation, or, to the Knowledge of the Company, threatened, nor has the Company or its Subsidiary received any written notification, which has resulted in or would reasonably be expected to result in the material limitation, adverse modification, revocation, withdrawal, cancellation, lapse, integrity review, suspension, or any other materially adverse Action against any Permits, including any Regulatory Authorization. To the Knowledge of the Company, no event has occurred which allows, or after written notice or lapse of time would allow, revocation or termination thereof. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received notice of any pending or, to the Knowledge of the Company, threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Body alleging that any operation or activity of the Company or any of its Subsidiaries is in material violation of any Law that applies to a Regulatory Authorization. The Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any Regulatory Authorization pursuant to the terms of any such Regulatory Authorization.

(b) Since January 1, 2023, all of the Company’s and each of its Subsidiaries’ Products that are subject to the jurisdiction of the FDA, EMA, MHRA, or other Governmental Body have been and are being manufactured, packaged, imported, exported, processed, developed, labeled, stored, shipped, handled, warehoused, distributed, and tested by or on behalf of the Company or any of its Subsidiaries in material compliance with all applicable requirements under any Permit or Law, including but not limited to Healthcare Laws. None of the Company’s nor any of its Subsidiaries’ Products have been marketed by or on behalf of the Company, any of its Subsidiaries, or any of its Affiliates. None of the Company’s nor any of its Subsidiaries’ Products have been adulterated, misbranded, or prohibited from introduction into interstate commerce under applicable Laws.

(c) Since January 1, 2023, the Company and its Subsidiaries have filed, maintained or furnished all material applications, reports, documents, claims, Regulatory Authorizations, amendments, modifications, notices, declarations, listings, registrations, reports and other information required to be filed, maintained or furnished to the FDA, EMA, MHRA, or any other Governmental Body in connection with the Products or the operation of the business. Since January 1, 2023, all applications, documents, all applications, notifications, submissions, information, claims, amendments, modifications, declarations, listings, registrations, reports and data utilized by the Company and its Subsidiaries as the basis for, or submitted by the Company or any of its Subsidiaries in connection with, any and all requests for the Regulatory Authorizations relating to the Company or any of its Subsidiaries were to the Knowledge of the Company, in compliance in all material respects with applicable Healthcare Laws when filed, maintained, or furnished, and were complete and correct in all material respects as of the date of submission (or were corrected in or supplemented by a subsequent filing), and no material deficiencies have been asserted by any applicable Governmental Body with respect to any such applications, documents, notifications, submissions, information, claims, amendments, modifications, declarations, listings, registrations, reports, and data. To the Company’s Knowledge, no facts or circumstances exist that would be reasonably likely to cause any Governmental Body to take action to materially limit, suspend, materially modify, or revoke and material Regulatory Authorization. Any material updates, changes, corrections, or modifications to such documents required under applicable Healthcare Laws have been submitted in a timely and complete manner.

(d) Since January 1, 2023, neither the Company nor any of its Subsidiaries nor any of their respective officers or employees, or, to the Knowledge of the Company, any agents or clinical investigator acting for the Company, has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to any Governmental Body, or (iii) committed any act, made any statement, or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or Law regarding the communication or submission of false information to any applicable Governmental Body. Neither the Company nor any of its Subsidiaries has committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications or of any document or statement voluntarily submitted or required to be submitted to any Governmental Body. There have been no allegations of, or investigations into, research misconduct (i.e., falsification or fabrication of data or plagiarism) with respect to any nonclinical studies, tests or clinical trials with which the Company or any of its Subsidiaries has been involved. None of the Company, its Subsidiaries nor any of their respective officers or employees, or, to the Knowledge of the Company, any agents, clinical investigators, institutional review boards, or other individuals or institutions involved in Company business, including the conduct or oversight of clinical trials, is or has been debarred or disqualified by the FDA, or is listed on the U.S. General Services Administration or the Department of Health and Human Services Office of Inspector General excluded individuals and entities listings, nor has the Company or any of its Subsidiaries received written notice of an impending or potential exclusion, debarment or listing. None of the Company, its Subsidiaries nor any of their respective officers or employees, or, to the Knowledge of the Company, contractors, agents, or clinical investigators, or institutional review boards involved in Company business, including the conduct or oversight of clinical trials, has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a(a) or (b), exclusion from participation in any Federal Health Care Program pursuant to 42 U.S.C. Section 1320a-7 or disqualification from serving as an investigator under 21 C.F.R. Parts 312 or 812. No Action that would reasonably be likely to result in such a debarment, exclusion or disqualification is pending or threatened against the Company, its Subsidiaries or any of their respective officers, employees, contractors, or agents.

(e) Since January 1, 2023, the manufacture of Products, including the Products used in any clinical trials, by or on behalf of the Company or any of its Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the current Good Manufacturing Practices.

(f) Since January 1, 2023, all clinical and preclinical studies and other studies and tests conducted by or, to the Knowledge of the Company, on behalf of the Company or any of its Subsidiaries with respect to the Products have been, and if still pending are being, conducted in material compliance with all applicable research protocols, patient privacy requirements, corrective action plans, Good Clinical Practices, Good Laboratory Practices, institutional review board requirements and all applicable Healthcare Laws. No preclinical research, clinical study or other study or test conducted by, or to the Company’s Knowledge, or on behalf of the Company or any of its Subsidiaries with respect to the Products has been terminated or suspended prior to completion. Neither the Company nor any of its Subsidiaries has, as of the date hereof, received any written notice or other communication that any Governmental Body, investigator, or any relevant institutional review board, independent ethics committee or any other similar body has (i) refused to approve any preclinical or nonclinical research or clinical study, or any substantial amendment to a protocol for any preclinical or nonclinical research or clinical study, conducted or proposed to be conducted by or on behalf of the Company or any of its Subsidiaries, or (ii) has initiated, or threatened to initiate, any action to (1) suspend any preclinical or nonclinical research or clinical study conducted by or on behalf of the Company or any of its Subsidiaries, as applicable, with respect to the Products, (2) place any clinical study of the Products on “clinical hold,” (3) suspend or terminate any IND related to the Products, as applicable, or (4) recall, import or export or suspend the manufacture of the Products (collectively, “Healthcare Correspondence”). There exist no facts or circumstances related to the Products that, to the Knowledge of the Company, would warrant issuance by the FDA, EMA, MHRA, or any other Governmental Body of any Healthcare Correspondence related to the Products.

(g) Since January 1, 2023, none of the Company, its Subsidiaries or, to the Knowledge of the Company, any person acting on its behalf has, with respect to the Products, (i) been subject to a Governmental Body shutdown or import or export prohibition or (ii) received any FDA Form 483, or other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters” or any similar written correspondence from any Governmental Body in respect of the Company or any of its Subsidiaries alleging or asserting material noncompliance with any applicable Law, including Healthcare Laws, or Permit, including Regulatory Authorizations and, to the Knowledge of the Company, no Governmental Body is considering such Action. Between January 1, 2023 and the date of this Agreement, neither the Company nor any of its Subsidiaries has either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any investigator notice, or other notice or Action relating to an alleged lack of safety or efficacy or material regulatory compliance of the Products.

(h) Each of the Company and its Subsidiaries is, and at all times between January 1, 2023 and the date of this Agreement has been, in material compliance with all applicable Healthcare Laws and, as of the date of this Agreement, there is no civil, criminal, administrative, or other Action, subpoena, civil investigative demand, suit, claim, hearing, proceeding, notice or demand pending, received by or threatened in writing against the Company or any of its Subsidiaries related to such Healthcare Laws.

(i) Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, non-prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body or Person.

(j) The Company and each of its Subsidiaries have implemented a compliance program that conforms to, and materially ensures compliance with, applicable Healthcare Laws and conforms in all material respects to industry standards.

(k) The compensation that the Company and each of its Subsidiaries pay, and have paid, to licensed health care professionals (i) is for bona fide purposes, (ii) is for commercially reasonable services required by the Company or any of its Subsidiaries for their respective business or operations, and (iii) contemplates compensation consistent with fair market value for such services.

(l) Neither the Company nor any of its Subsidiaries (i) is or has been a “Covered Entity” or a “Business Associate,” as those terms are defined under HIPAA, or (ii) has entered into a “Business Associate” contract with any “Covered Entity,” as such terms are defined under HIPAA.

(m) Neither the Company nor any of its Subsidiaries has, at any time since January 1, 2023, in any material respect, (i) violated or been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or been in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or been in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any anti-bribery or anti-corruption Law in any foreign jurisdiction, or (v) violated or been in violation of any other Laws regarding use of funds for political activity or commercial bribery. The Company and its Subsidiaries have instituted and maintained policies and procedures designed to prevent such actions to the extent such Laws are applicable to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has, at any time since January 1, 2023, (i) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”) or (ii) received written notice that it is subject to any investigation by any Governmental Body with regard to any Prohibited Payment.

(n) Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, managers or employees, or, to the Knowledge of the Company, any of their respective agents, contractors or any other Person acting on behalf of the Company or any of its Subsidiaries, is currently or has since April 24, 2019 been: (i) a Sanctioned Person, or (ii) except as may be authorized by Law, operating in, conducting business with, or otherwise engaging in dealings, whether directly or indirectly (A) with or for the benefit of any Sanctioned Person, or (B) in or for the benefit of any Sanctioned Country; or (iii) in violation in any material respect of any Sanctions Laws, Ex-Im Laws or U.S. anti-boycott laws.

(o) Between January 1, 2023 and the date of this Agreement, the Company has complied in all material respects with all applicable (i) Privacy Laws, including providing any notice, obtaining any consent or prior authorization, and conducting any assessment, in each case to the extent material, required under applicable Privacy Laws (including the Personal Information of clinical trial participants, patients, patient family members, caregivers or advocates, employees, physicians and other health care professionals, clinical trial investigators, researchers and pharmacists), (ii) externally published policies, procedures, notices, and/or statements related to privacy, security or the Processing of Personal Information (each, a “Privacy Policy”), and (iii) contractual commitments related to privacy, security, or the Processing of Personal Information (collectively as to (i), (ii), and (iii), the “Privacy Requirements”). To the extent required by Privacy Laws, the Company and each of its Subsidiaries have provided a Privacy Policy to individuals prior to the collection of any Personal Information. As of the date of this Agreement, there are no pending claims or complaints that have been asserted or threatened in writing against the Company by any Governmental Body or Person alleging a violation of Privacy Laws or Privacy Policies and neither the Company nor any of its Subsidiaries have been the subject of any investigation or enforcement Action by any Governmental Body alleging violations of Privacy Laws or Privacy Policies.

(p) The Company and each of its Subsidiaries have implemented and maintain (i) appropriate written policies and procedures, and (ii) commercially reasonable technical, physical, and organizational measures designed to protect Personal Information in their possession or under their control from unlawful or unauthorized access, use, loss, modification, or disclosure (“Security Incident”). The Company and each of its Subsidiaries periodically assess risks to privacy and the confidentiality and security of Personal Information. Neither the Company, its Subsidiaries, nor any of their respective vendors that Process Personal Information on their behalf have experienced a Security Incident in the prior two (2) years that would require notification of individuals or to any Governmental Body under any applicable Privacy Law.

(q) The Company and each of its Subsidiaries (i) have obtained or will obtain all rights, permissions, and consents necessary to permit the transfer of Personal Information to Parent and Purchaser in connection with the transactions contemplated by this Agreement, or (ii) have otherwise verified that applicable Law permits them to transfer Personal Information to Parent and Purchaser in connection with the transactions contemplated by this Agreement.

(r) Between January 1, 2023 and the date of this Agreement, neither the Company nor any of its Subsidiaries or their respective owners, directors, officers, managers, employees or any other Person acting at the direction of or on behalf of the Company or any of its Subsidiaries, including to the Knowledge of the Company, contractors, vendors, or other personnel: (i) has been charged with, convicted of, or entered into a plea of guilty or nolo contendere to any criminal or civil offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has had a civil monetary penalty assessed against it, him or her under 42 U.S.C. § 1320a-7a, (iv) is, or has been listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, (v) has received notice that it is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense or (vi) has engaged in any activity that is in violation of, or is cause for civil penalties, debarment, or mandatory or permissive exclusion under federal or state Laws.

(s) With respect to the Products, there is no material clinical data or material written correspondence between the Company and applicable Governmental Bodies that has not been made available to Parent as of the date of this Agreement.

Section 4.20. Suppliers. Section 4.20 of the Company Disclosure Schedule sets forth a complete and accurate list (including dollar amounts and percentages) of the top ten (10) suppliers of materials, products or services related to the business of the Company and its Subsidiaries (measured by the aggregate amount purchased by the Company or its Subsidiaries) for the fiscal year ended December 31, 2024 (the “Material Suppliers”). None of the Material Suppliers has, as of the date of this Agreement, cancelled, terminated or otherwise materially and adversely altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified the Company or any of its Subsidiaries in writing of any intention to do any of the foregoing or, to the Knowledge of the Company, threatened in writing to cancel, terminate or materially and adversely alter (including any material reduction in the rate or amount of sales or material increase in the prices charged) its relationship with the Company.

Section 4.21. Brokerage. Other than Aquilo Partners, L.P., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its Affiliates.

Section 4.22. No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. Assuming the accuracy of the representations and warranties set forth in Section 5.8, the Company Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Assuming the accuracy of the representations and warranties set forth in Section 5.8, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws apply or will apply to the Company pursuant to this Agreement, the CVR Agreement or the Contemplated Transactions.

Section 4.23. Opinion. The Company Board has received, on or prior to the date of this Agreement, the oral opinion, to be subsequently confirmed in writing, of Aquilo Partners, L.P. that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price and Merger Consideration are fair, from a financial point of view, to the holders of the Shares. The Company shall provide an executed copy of such written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company; provided that it is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Purchaser.

Section 4.24. No Vote Required. Assuming the Contemplated Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 5.8, no stockholder votes or consents are needed to authorize this Agreement or for the consummation of the Contemplated Transactions.

Section 4.25. Affiliate Transactions. No present or former officer or director of the Company or any of its Subsidiaries, or any Person owning five percent (5%) or more of the Company Common Stock, and no Affiliate of such Person or family member of any such natural Person, is a party to any Contract with or binding upon the Company, its Subsidiaries or any of its or their respective properties or assets, or has any material interest in any property or asset owned, leased, licensed, sublicensed, used or occupied by the Company or any of its Subsidiaries, and neither the Company and nor any of its Subsidiaries have engaged in any material transaction with any of the foregoing within the twelve (12) months preceding the date of this Agreement (each, an “Affiliate Transaction”), other than (a) compensation of directors and executive officers of the Company or any of its Subsidiaries in the ordinary course and (b) equity interests granted to directors and executive officers of the Company or any of its Subsidiaries.

Section 4.26. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS (AND PARENT ACKNOWLEDGES THAT IT HAS NOT RELIED UPON) ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1. Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Each of Parent and Purchaser has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Purchaser Material Adverse Effect. Parent, directly or indirectly, owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws).

Section 5.2. Authorization; Valid and Binding Agreement. Except for the approval of the sole stockholder of Purchaser, each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, the Promissory Note and the CVR Agreement, to perform the obligations thereunder and to consummate the Offer and the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of the Parent and Purchaser, is necessary to authorize this Agreement, the Promissory Note or the CVR Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, the Promissory Note and, assuming the due authorization, execution and delivery by the Company, this Agreement and the Promissory Note constitute, and at the Acceptance Time, assuming the due authorization, execution and delivery by the Rights Agent, the CVR Agreement will constitute, its legal, valid and binding obligations, enforceable against it in accordance with their terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 5.3. No Breach. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation of the Offer and the Merger do not, and the execution, delivery and performance of, the Promissory Note and the CVR Agreement by Parent will not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, and all filings and obligations described in Section 5.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Purchaser Material Adverse Effect.

Section 5.4. Consents. Except for (a) any applicable requirements of Antitrust and FDI Laws, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange and (d) the filing of the Certificate of Merger, the Parent and Purchaser are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement, the Promissory Note, the CVR Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Parent or Purchaser in connection with its execution, delivery and performance of this Agreement, the Promissory Note, the CVR Agreement or the consummation of the Contemplated Transactions.

Section 5.5. Litigation. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not have a Purchaser Material Adverse Effect.

Section 5.6. Brokerage. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser.

Section 5.7. Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation and performance of its obligations hereunder.

Section 5.8. Ownership of Shares. As of the date of this Agreement, neither Parent nor Purchaser owns any Shares of the Company.

Section 5.9. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger. The vote or consent of the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.10. Funds. Parent has sufficient cash or other liquid financial resources as of the Acceptance Time and the Effective Time to, and at the Acceptance Time and at the Effective Time, Parent has caused Purchaser to have, available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Closing Amount at the Acceptance Time and the portion of the aggregate Merger Consideration due at the Effective Time, the funding of all amounts under the Promissory Note and to pay all related fees and expenses. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.11. Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any controlled Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or any of its Subsidiaries, on the other hand.

Section 5.12. Investment Intention. Parent is acquiring through the Offer the shares of capital stock of the Company for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.

Section 5.13. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT OR IN ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT, NEITHER PARENT NOR PURCHASER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT, PURCHASER OR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AND THE COMPANY IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT AND EACH OF PARENT AND PURCHASER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. WITHOUT LIMITING THE FOREGOING, THE PARTIES AGREE THAT THE MILESTONES AS SET FORTH IN THE CVR AGREEMENT OR THAT HAVE OTHERWISE BEEN DISCUSSED BY THE PARTIES ARE MERELY INTENDED TO DEFINE THE MILESTONE PAYMENTS IF SUCH MILESTONES ARE ACHIEVED. NONE OF PARENT OR PURCHASER OWES ANY DUTY, AS A FIDUCIARY OR OTHERWISE, TO THE COMPANY, ANY EQUITYHOLDER OR ANY OTHER PERSON IN CONNECTION WITH ITS OPERATION OF THE SURVIVING CORPORATION’S BUSINESS FOLLOWING THE CLOSING. THE COMPANY ACKNOWLEDGES THAT (A) PARENT AND PURCHASER MAKE (I) NO GUARANTEES OR PROMISES THAT ANY MILESTONE WILL BE ACHIEVED AT ALL OR BY A SPECIFIC DATE OR IS ACHIEVABLE AND (II) NO ASSESSMENTS OR PREDICTIONS REGARDING THE LIKELIHOOD OF ANY MILESTONES BEING ACHIEVED, (B) THERE IS NO ASSURANCE THAT THE EQUITYHOLDERS WILL RECEIVE ANY MILESTONE PAYMENTS, (C) PARENT AND PURCHASER HAVE NOT, PRIOR TO OR AFTER THE DATE HEREOF, PROMISED OR PROJECTED ANY AMOUNTS TO BE RECEIVED BY THE EQUITYHOLDERS IN RESPECT OF ANY MILESTONE PAYMENT, (D) NEITHER THE COMPANY NOR ANY EQUITYHOLDER IS RELYING ON OR HAS RELIED ON ANY PROMISES, PROJECTIONS, REPRESENTATION OR WARRANTY OF ANY KIND OR OTHER INFORMATION, DOCUMENTS OR MATERIALS (OR ABSENCE THEREOF) IN RESPECT OF ANY MILESTONE PAYMENTS, INCLUDING WITH RESPECT TO THE OPERATION OF THE SURVIVING CORPORATION’S BUSINESS FOLLOWING THE CLOSING, (E) EXCEPT FOR PARENT’S OBLIGATION TO USE COMMERCIALLY REASONABLE EFFORTS (AS DEFINED IN THE CVR AGREEMENT) IN RESPECT OF THE FIRST MILESTONE (AS DEFINED IN THE CVR AGREEMENT), PARENT SHALL HAVE THE RIGHT TO OWN, OPERATE, USE, LICENSE, DEVELOP AND OTHERWISE COMMERCIALIZE THE ASSETS OF THE SURVIVING CORPORATION’S BUSINESS IN ANY WAY THAT PARENT DEEMS APPROPRIATE, IN ITS SOLE DISCRETION AND (F) EXCEPT FOR PARENT’S OBLIGATION TO USE COMMERCIALLY REASONABLE EFFORTS (AS DEFINED IN THE CVR AGREEMENT) IN RESPECT OF THE FIRST MILESTONE (AS DEFINED IN THE CVR AGREEMENT), PARENT DOES NOT HAVE ANY OBLIGATION, EXPRESS OR IMPLIED, TO OWN, OPERATE, USE, LICENSE, DEVELOP OR OTHERWISE COMMERCIALIZE THE ASSETS OF THE SURVIVING CORPORATION’S BUSINESS IN ORDER TO MAXIMIZE OR EXPEDITE THE MILESTONE PAYMENTS, INCLUDING ANY OBLIGATION TO PURSUE PARTICULAR BUSINESS OPPORTUNITIES, ENGAGE IN PARTICULAR ADVERTISING OR MARKETING CAMPAIGNS OR OTHERWISE. THE COMPANY HEREBY (X) SPECIFICALLY DISCLAIMS RELIANCE ON ANY SUCH PROMISES,

PROJECTIONS, REPRESENTATIONS, WARRANTIES OR OTHER INFORMATION, DOCUMENTS OR MATERIALS (OR ABSENCE THEREOF), (Y) UNDERSTANDS AND AGREES THAT ANY SUCH PROMISES, REPRESENTATIONS, WARRANTIES, PROJECTIONS, FORWARD-LOOKING STATEMENTS, BUSINESS PLANS AND OTHER INFORMATION, DOCUMENTS AND MATERIALS (OR ABSENCE THEREOF) ARE SPECIFICALLY DISCLAIMED BY PARENT AND (Z) WAIVES ANY RIGHT IT MAY OTHERWISE HAVE WITH RESPECT TO ANY SUCH PROMISES, PROJECTIONS, REPRESENTATIONS, WARRANTIES OR OTHER INFORMATION, DOCUMENTS OR MATERIALS (OR ABSENCE THEREOF). THE COMPANY FURTHER ACKNOWLEDGES AND AGREES THAT PARENT OWES NO OBLIGATION OR DUTY, AS A FIDUCIARY OR OTHERWISE, TO THE RIGHTS AGENT, ANY HOLDER OR ANY OTHER PERSON IN CONNECTION WITH ITS OPERATION OF THE SURVIVING CORPORATION’S BUSINESS FOLLOWING CLOSING EXCEPT AS EXPRESSLY STATED IN THE CVR AGREEMENT, AND ACKNOWLEDGES PARENT’S DISCLAIMER SET FORTH IN SECTION 4.3(B) OF THE CVR AGREEMENT. THE PARTIES INTEND THE EXPRESS PROVISIONS OF THIS AGREEMENT AND THE CVR AGREEMENT TO GOVERN THEIR CONTRACTUAL RELATIONSHIP AND TO SUPERSEDE ANY STANDARD OF EFFORTS OR IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING THAT MIGHT OTHERWISE BE IMPOSED BY ANY COURT OR OTHER GOVERNMENTAL BODY OR OTHERWISE.

ARTICLE VI

COVENANTS

Section 6.1. Covenants of the Company.

(a) Except (i) as required by applicable Law, (ii) as required by this Agreement or the Promissory Note, or (iii) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Acceptance Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to (A) carry on its business in the ordinary course of business, (B) otherwise maintain and preserve intact its current business organization and keep available the services of its current officers, employees and consultants, (C) preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors, Governmental Bodies and any others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date, and (D) comply with all Laws and perform its obligations under all Material Contracts.

(b) Except (x) as set forth in Section 6.1(b) of the Company Disclosure Letter, (y) as required by applicable Law or (z) as required by this Agreement or the Promissory Note, during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Company Securities or (B) directly or indirectly redeem, repurchase, adjust, split, reverse split, combine, subdivide or otherwise acquire or reclassify any Company Securities, except, in each case, as a result of net share settlement of any Company Stock Option, Company RSU or Company PSU outstanding on the date of this Agreement to satisfy the applicable exercise price or applicable withholding Tax obligations, in each case, in accordance with the terms thereof as of the date of this Agreement;

(ii) issue, sell, pledge, modify, transfer, dispose of or otherwise encumber or grant, or authorize the issuance, sale, pledge, modification, transfer, disposition or other encumbrance or grant of, any incentive equity awards (including Company Stock Options, Company RSUs, and Company PSUs), equity based awards, or Company Securities, except for issuances of Company Common Stock in respect of the exercise of a Company Stock Option or the settlement of Company RSUs or Company PSUs, in either case with respect to Company Stock Options, Company RSUs, or Company PSUs outstanding on the date of this Agreement (and in accordance with the terms thereof as of the date of this Agreement) or issued in accordance with the terms of this Agreement;

(iii) except as required by the terms of a Company Plan as in effect as of the date of this Agreement, (A) increase or decrease the wages, salary or other compensation or benefits with respect to any of the Company’s or its Subsidiaries’ officers, directors, employees or other individual service providers, (B) pay or award, or commit to pay or award, any bonuses, commissions or other incentive compensation or severance, separation, retention or transaction-related payments or benefits, (C) accelerate any rights or benefits, or the vesting or funding of any payments or benefits, under any Company Plan or otherwise, (D) establish, adopt, enter into, modify, amend or terminate any Company Plan (or plan or arrangement that would be a Company Plan if in effect on the date hereof) or (E) hire, engage, promote, terminate (without cause), furlough, or temporarily layoff any employee with annual compensation in excess of $200,000 or any individual independent contractor or consultant with annual compensation in excess of $250,000;

(iv) take any action that would constitute a “mass layoff” or “plant closing” (as defined by WARN) or require notice to employees, or trigger any other obligations or liabilities under WARN or any similar state, local or foreign Law;

(v) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(vi) amend, or propose to amend, any Company Organizational Document (including by merger, consolidation or otherwise) or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of any Company Securities;

(vii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of any Company Securities;

(viii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary of the Company (other than the Merger);

(ix) subject to clause (xi), make any capital expenditures that are above amounts indicated in the capital expenditure budget set forth on Section 6.1(b)(ix) of the Company Disclosure Letter;

(x) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other Person, by purchase of stock, securities or assets, or enter into any joint venture, partnership, strategic alliance, limited liability company or similar arrangement with any third Person in any one transaction or series of related transactions;

(xi) (A) incur, create, assume, become liable for, or materially modify the terms of (including by extending the maturity date thereof) any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person, issue or sell any debt securities, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or enter into any agreement or arrangement having the economic effect of any of the foregoing, (B) make or forgive any loans or advances to any other Person (including any Affiliate) (other than advances to employees and other service providers for business and travel expenses in the ordinary course of business) or change its existing borrowing or lending arrangements for or on behalf of such Persons or Affiliates, (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay, refinance or otherwise reduce or materially change the commitments of any Indebtedness;

(xii) sell, pledge, transfer, license, sublicense, assign, mortgage, encumber, lease (as lessor), subject to any Lien (other than Permitted Liens) (including under any sale-leaseback transaction or an asset securitization transaction) or otherwise abandon, withdraw or dispose of, in a single transaction or a series of related transactions, any tangible assets with a fair market value in excess of $250,000 in the aggregate;

(xiii) (1) sell, transfer, assign, license, sublicense, lease or otherwise encumber or dispose of (whether by merger, stock or asset sale or otherwise) to any Person (including any Affiliate) any rights to any Company Intellectual Property, except for non-exclusive licenses or sublicenses to Intellectual Property granted in the ordinary course of business consistent with past practice, (2) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents expiring in accordance with their terms) any Company Intellectual Property, (3) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Registered Company Intellectual Property, (4) make any change in Company Intellectual Property that does or would reasonably be expected to materially impair such Company Intellectual Property or the Company’s or any rights of any Subsidiaries of the Company with respect thereto, (5) disclose to any Person (other than Representatives of Parent and Purchaser) any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to customary confidentiality obligations or (6) fail to take or maintain reasonable measures to protect the confidentiality and value of the Trade Secrets included in any of the Company Intellectual Property;

(xiv) commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than solely for monetary consideration not to exceed $250,000;

(xv) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvi) write up, write down or write off the book value of any material assets;

(xvii) (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries (including any election or accounting method change in respect of expenditures described in Section 174 of the Code (or any similar provision of state or local Law)), (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) or any other agreement with any Governmental Body relating to or affecting any material Tax liability of the Company or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries, (E) settle or compromise any material Tax liability or Tax refund claim with respect to the Company or any of its Subsidiaries, or (F) fail to pay Taxes when due (including any estimated Taxes), except, in each case, as required by applicable Law;

(xviii) waive, release or assign any material rights or claims under, or negotiate, enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, or defer or delay making any payment under, any Company Material Contract or any Contract that, if existing as of the date of this Agreement, would have been a Company Material Contract, except (A) for the expiry of any Contracts on their terms or the entry into or renewal of Contracts in the ordinary course of business and (B) with respect to Purchase Orders in the ordinary course of business; provided that in no event shall the Company or any of its Subsidiaries be permitted to enter into any Contract that would be a Company Material Contract under Section 4.12(a)(iii) (Joint Venture Agreements; Partnership Agreements), Section 4.12(a)(iv) (Contracts with Restrictive Covenants), Section 4.12(a)(ix) (Contracts with Rights of First Refusal or Offer), Section 4.12(a)(xiv) (Contracts Restricting Dividends) or Section 4.12(a)(xx) (Contracts Relating to Commercialization, Co-Promotion, etc.);

(xix) negotiate, amend, modify, extend, enter into or terminate any Labor Agreement;

(xx) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material Permits;

(xxi) enter into a research or collaboration arrangement (except for Routine Services Contracts) that contemplates payments by or to the Company or any of its Subsidiaries in excess of $250,000 in any twelve (12)-month period;

(xxii) amend, cancel or terminate any material insurance policy naming the Company or any of its Subsidiaries as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xxiii) participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate, or consult with the FDA or any similar Governmental Body without providing Parent with prior written notice and, within one Business Day from the time such written notice is delivered, the opportunity to consult with the Company with respect to such correspondence, communication or consultation, in each case to the extent permitted by applicable Law;

(xxiv) enter into any new material line of business, create any new Subsidiary, or enter into any agreement or commitment that materially limits or otherwise materially restricts the Company or its Affiliates, including, following the Closing, Parent and its Affiliates from time to time engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

(xxv) (A) commence any clinical trial of which Parent has not been informed prior to the date of this Agreement, (B) unless mandated by any Governmental Body, discontinue, terminate, suspend or materially modify any ongoing clinical trial, (C) discontinue, terminate, suspend or materially modify any IND-enabling preclinical studies or other material preclinical development activities without first consulting with Parent in good faith, or (D) accelerate or delay public disclosure of the results of any ongoing clinical trial from any release dates publicly announced prior to the date hereof without first consulting with Parent in good faith;

(xxvi) enter into an Affiliate Transaction; or

(xxvii) authorize, agree or commit to take any of the actions described in clauses (i) through (xxiv) of this Section 6.1(b).

Section 6.2. Access to Information; Confidentiality.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable advance notice, (A) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records of the Company and its Subsidiaries, (B) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (C) cause its officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Purchaser may from time to time reasonably request, in each case of clauses (A)-(C), solely for the purpose of effectuating the Contemplated Transactions and integration planning and (ii) reasonably promptly notify Parent of any Healthcare Correspondence.

(b) Subject to Section 9.7, Parent, Purchaser and the Company hereby acknowledge and agree that the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(c) Nothing in Section 6.2(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its or its Affiliates’ respective obligations with respect to confidentiality existing as of the date hereof, (ii) result in a violation of applicable Law or (iii) result in loss of legal protection, including the attorney-client privilege and work product doctrine; provided that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without (x) jeopardizing such attorney-client privilege or work product doctrine or (y) violating applicable Law or any of the Company’s or its Affiliates’ respective obligations with respect to confidentiality, as applicable.

Section 6.3. Acquisition Proposals.

(a) The Company shall not, and shall cause its directors and officers not to, and shall instruct its Representatives not to: (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company and its Subsidiaries to, any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal. The Company shall and shall cause its directors and officers to, and shall direct its Representatives to, (x) immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal, (y) as soon as reasonably practicable (and in any event within one Business Day) request in writing the prompt return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiaries to any such Person or developed using any such information and (z) as soon as reasonably practicable (and in any event within one Business Day)

terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal. Notwithstanding the foregoing, the Company and its Representatives may, solely in response to a bona fide inquiry or proposal that did not result from a material breach of this Section 6.3(a), inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding Section 6.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received a written bona fide Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a) and (ii) the Company Board or a committee thereof determines in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided that the Company may only take the actions described in clauses (A) or (B) above if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take any such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law; provided, further, that (1) the Company shall not, and shall instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive or materially more favorable to the other Person than those contained in the Confidentiality Agreement, and that does not prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or otherwise prohibit the Company from complying with its obligations under this Section 6.3, and (2) the Company shall, concurrently therewith or as promptly as reasonably practicable thereafter, and in any event within one Business Day, provide or make available to Parent any material non-public information concerning the Company provided or made available to such other Person that was not previously provided or made available to Parent and Purchaser. The Company shall not, directly or indirectly, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party.

(c) The Company shall promptly (and in any event within one Business Day) notify Parent in writing (email being acceptable) of the receipt by the Company of any Acquisition Proposal, inquiry, request for information or other indication by any Person that it is considering making an Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall (i) provide Parent promptly (and in any event within such one Business Day period) the material terms and conditions of any such inquiry or Acquisition Proposal (including any subsequent amendments, modifications or supplements thereto), together with copies of all material documents related thereto, and the identity of the Person making any such inquiry or Acquisition Proposal and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any changes to the terms thereof).

(d) The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, license agreement, merger agreement, joint venture agreement, partnership agreement, collaboration agreement, revenue-sharing agreement or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b)) relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a), and the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the Acquisition Proposal constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period; and

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with outside counsel and considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The provisions of this Section 6.3(e) apply to any amendment to the financial or other material terms of any applicable Superior Proposal with respect to Section 6.3(e)(i) and Section 6.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i)(C) or (ii)(C) as the case may be. During the Notice Period, if requested by Parent, the Company shall negotiate, and shall instruct its Representatives to negotiate, in good faith with Parent regarding potential changes to this Agreement in such a manner that would eliminate the need for taking the actions set forth in Section 6.3(e)(i) and Section 6.3(e)(ii) (and in respect of a Superior Proposal, would cause such Superior Proposal to no longer constitute a Superior Proposal).

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided that any such action that would otherwise constitute a Change of Board Recommendation shall be made only in compliance with Section 6.3(d) and Section 6.3(e) (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to the holders of Shares that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected a Change of Board Recommendation, in each case, shall be deemed not to be a Change of Board Recommendation).

(g) The Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 6.3 has occurred, the actions of the Company’s directors and Representatives acting in their authorized capacities on behalf of the Company shall be deemed to be the actions of the Company, and the Company shall be responsible for any breach of this Section 6.3 by its directors and Representatives acting in their authorized capacities on behalf of the Company.

Section 6.4. Employment and Employee Benefits Matters.

(a) For twelve (12) months following the Closing Date (or, if earlier, until the date of the termination of employment of a Current Employee, as defined below) (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation to provide each individual employed by the Company or its Subsidiaries immediately prior to the Effective Time (each, a “Current Employee”), (i) base salary or wage rate and a target cash incentive compensation opportunity that is, in the aggregate, at least as favorable as the base salary or wage rate and target annual cash incentive opportunity provided to the Current Employee as of immediately prior to the date hereof, and (ii) broad-based employee benefits (excluding long-term cash incentive opportunities, severance, equity and equity-based awards, retention, transaction, change in control-related payments or benefits, nonqualified deferred compensation, defined benefit plan and post-employment or retiree welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to those broad-based employee benefits (other than Excluded Benefits) (x) provided to the Current Employees under the Company Plans that are disclosed in Section 4.16(a) of the Company Disclosure Letter and in effect as of immediately prior to the Effective Time, (y) provided to similarly situated employees of Parent, or (z) a combination of the foregoing, as determined in Parent’s sole discretion.

(b) Parent shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause the Surviving Corporation to, cause service rendered by each Current Employee to the Company or its Subsidiaries prior to the Effective Time to be taken into account with respect to only the employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off or 401(k) savings (and for the avoidance of doubt, not for any purpose under any Excluded Benefit), for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and for the same purpose as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) to the extent such service would not be credited to similarly situated employees of Parent or its Affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated immediately prior to the Effective Time.

(c) If requested by Parent, the Company shall, at least one (1) Business Day prior to the Effective Time, (i) adopt written resolutions (or take other necessary and appropriate actions) to terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “401(k) Plan”), (ii) cease all contributions to the 401(k) Plan for any compensation paid after such termination date, and (iii) one hundred percent (100%) vest all participants under the 401(k) Plan, with such termination, cessation and vesting to be effective no later than the Business Day preceding the Effective Time. The Company shall provide Parent with an advance copy of such proposed resolutions no later than five (5) Business Days prior the date the resolutions are to be approved and shall incorporate any and all reasonable comments made by Parent to such resolutions.

(d) Without limiting the generality of Section 6.4, no provision of this Agreement (i) prohibits Parent, Purchaser or the Surviving Corporation from amending, modifying or terminating any Company Plan or any other benefit or compensation plan, program, contract, agreement, policy or arrangement, (ii) requires Parent, Purchaser or the Surviving Corporation to keep any Person employed or otherwise providing services for any period of time, or (iii) constitutes or shall be construed to constitute the establishment or adoption of, or amendment to, any Company Plan or other benefit or compensation plan, program, contract, agreement, policy or arrangement. This Section 6.4 shall not confer upon any Current Employee or any other Person (including any beneficiary or dependent thereof) not a party to this Agreement any third-party beneficiary or similar rights or remedies.

Section 6.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of any of the current or former directors, managers, officers or employees of the Company (each an “Indemnified Party” and collectively the “Indemnified Parties”), as provided in the respective Organizational Documents or in indemnification agreements set forth on Section 6.5(a) of the Company Disclosure Letter, to the extent made available to Parent and as in effect as of the date of this Agreement, shall survive the Effective Time and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to comply with and honor the foregoing obligations.

(b) On or prior to the Closing Date, the Company shall pay (in full) for a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all Indemnified Parties and other persons who were covered under the directors’ and officers’ insurance policy maintained by the Company as of the date of this Agreement and made available to Parent, which policy shall contain terms and conditions no less favorable in the aggregate to the insured persons than such coverage maintained by the Company.

(c) The covenants contained in this Section 6.5 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall take all necessary action so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.5.

Section 6.6. Further Action; Efforts.

(a) Each of the Parties shall (i) use its reasonable best efforts to promptly make all filings and promptly obtain all authorizations, consents, orders, clearances and approvals of all Governmental Bodies and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully with the other Party in promptly seeking to obtain all such authorizations, consents, orders, clearances and approvals and (iii) provide as promptly as practicable such information to any Governmental Body as such Governmental Body may request in connection herewith. In furtherance of the foregoing, each Party hereto, as applicable, agrees to file promptly (but in no event later than twenty (20) Business Days after the date of this Agreement) the filings and notifications required under any Antitrust and FDI Laws applicable to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to such Antitrust and FDI Laws. None of Company, on the one hand, or Parent, on the other hand, may, without the consent of the other (such consent not to unreasonably withheld, conditioned or delayed), (x) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Body with additional time to review any of the transactions contemplated by this Agreement or (y) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement. Parent shall pay all filing fees required to be paid to a Governmental Body in connection with the filings and notification required under Antitrust and FDI Laws applicable to the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing provisions of this Section 6.6 or anything in this Agreement to the contrary, (i) neither Parent nor any of its Affiliates is required to (A) propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, license, divestiture or disposition of any assets of Parent or its Affiliates or the Company, (B) enter into any behavioral limitations, conduct restrictions or other commitments with respect to any assets or business of Parent or its Affiliates or the Company, or (C) defend through litigation or otherwise formally oppose any claim or determination (whether judicial or administrative in nature) by any Governmental Body or third party that would restrain, prevent, or delay the consummation of the transactions contemplated by this Agreement and (ii) the Company shall not take or propose to undertake any divestiture, sale, disposition, license, hold separate or other structural or conduct relief without Parent’s prior written consent (which may be given or withheld in Parent’s sole discretion).

(c) Each of Parent, on the one hand, and the Company, on the other hand, shall promptly notify the other of any communication it or any of its Affiliates receives from any Governmental Body relating to the matters that are the subject of this Agreement and, to the extent practicable, permit the other to review in advance any proposed communication by such Party to any Governmental Body (including any filings required under any Antitrust and FDI Laws). Parent, on the one hand, and the Company, on the other hand, shall, to the extent practicable, consult with the other in advance of, and, to the extent permitted by the applicable Governmental Body, give the other an opportunity to participate in, any meeting with any Governmental Body in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry. Parent, on the one hand, and the Company, on the other hand, will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under any applicable Antitrust and FDI Laws. Parent, on the one hand, and the Company, on the other hand, will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Body or members of its staff, on the other hand, with respect to this Agreement and/or the transactions contemplated by this Agreement; provided, however, that such materials may be redacted, to the extent permitted by any applicable Law, (i) to remove references concerning the valuation of the business of the Company or the value of the Company after the consummation of the transactions contemplated hereby, (ii) as necessary to comply with contractual arrangements in effect as of the execution of this Agreement and (iii) as necessary to address reasonable attorney-client or other privilege or work product protection, to the extent that that such attorney-client or other privilege or work product protection are not governed by a common interest privilege or doctrine. Notwithstanding the foregoing, in the event Parent and the Company disagree, Parent shall retain control over the strategy to gain regulatory clearance or approval before any Governmental Bodies or in any Action brought to enjoin the transactions contemplated hereby pursuant to any FDI and Antitrust Law.

Section 6.7. Public Announcements. The Company shall not, and Parent shall not, and shall cause each of its Subsidiaries to not, issue any press release or announcement or make any other public disclosure, including in any filings or submissions to the SEC, concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release, announcement or disclosure required by applicable Law or any rule or regulation of Nasdaq, the New York Stock Exchange or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance and shall consider any comments in good faith; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The parties hereto agree that the initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent. The restrictions of this Section 6.7 do not apply to communications by the Company or Parent in connection with, or following, an Acquisition Proposal, Superior Proposal, Change of Board Recommendation, Intervening Event or any action taken pursuant thereto (or communications made or proposed to be made by Parent in response thereto), in each case, that does not violate Section 6.3.

Section 6.8. Approval of Compensation Actions. Prior to the Acceptance Time, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an “employment compensation, severance, or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1, 2025 and prior to the Acceptance Time that have not already been so approved. For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement; or (c) approval of, amendment to, or adoption of any Company Plan.

Section 6.9. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.10. Stockholder Litigation. The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of any actions, suits, or claims instituted against the Company, its Subsidiaries or any of its or their respective directors or officers, in each case, relating to this Agreement or the Contemplated Transactions (each such item described in this Section 6.10, “Stockholder Litigation”).

Parent shall have the right to participate in the defense and settlement of any such Stockholder Litigation, the Company shall consult with Parent (which advice the Company shall consider in good faith) regarding the defense of any such Stockholder Litigation, and the Company shall not settle or compromise any Stockholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned, unless (i) such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible) or (ii) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9, but in each case only if such settlement would not result in the imposition of any restriction on the business or operations of the Company or its Affiliates or expose the Company to additional liability. The Company shall notify Parent promptly of the commencement or written threat of any proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such proceedings.

Section 6.11. Regulatory Matters. The Company has made available to Parent true, complete and accurate copies of all material data and reports with respect to regulatory applications, studies and trials, and all other material information regarding the quality, efficacy and safety of the Products, including copies of all communications from Governmental Bodies relating to the Products. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, each of the Company and its Subsidiaries shall make available to Parent and its Representatives complete and accurate copies of (a) all clinical and preclinical data set forth on Section 6.11 of the Company Disclosure Letter and (b) all material written or oral correspondence or other communications between the Company or any of its Subsidiaries, on the one hand, and the applicable Governmental Bodies, on the other hand, relating to the Products, in the case of each of clauses (a) and (b) above, that comes into the Company’s or any of its Subsidiaries’ possession or control during such time period promptly (and in any event no later than three (3) Business Days) after the Company obtains such possession or control thereof and subject to the limitations set forth in Section 6.2 (it being understood that data and correspondence in the possession of a contract research organization or similar third party acting on behalf of the Company shall not be deemed to be in possession of the Company solely by reason of its being in the possession of such third party). The Company shall, and shall cause its Subsidiaries to, and shall direct its and their Representatives to reasonably consult and cooperate with Parent, as and to the extent reasonably requested by Parent, and consider in good faith the views and comments of Parent in connection with any material communications (including meetings or teleconferences) with any Governmental Body relating to clinical and preclinical trials related to the Products.

Section 6.12. Cash Management. Prior to the Effective Time, the Company shall convert all Investment Securities to Cash and Cash Equivalents.

Section 6.13. Stock Exchange De-listing. The Company shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.14. Termination of Certain Agreements. At or prior to the Effective Time, the Company shall terminate, or cause to be terminated, the Contracts set forth on Section 6.14 of the Company Disclosure Letter, with such termination(s) becoming effective no later than as of the Effective Time.

Section 6.15. Merger Without a Stockholders Meeting. As promptly as practicable following the consummation of the Offer, the parties hereto shall take all necessary and appropriate actions to cause the Merger to become effective without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Section 6.16. FIRPTA Certificate. Prior to the Effective Time, the Company shall deliver an affidavit to Parent stating that the Company is not and has not been a United States real property holding corporation, in the form and substance required under Treasury Regulation §1.897-2(h), as of the Effective Time.

Section 6.17. Sales Agreement. Within five (5) Business Days of the date of this Agreement, the Company shall cause the Sales Agreement to be terminated.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction, investigation or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and still be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger.

(b) Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 8.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the terms of this Section 8.2 are not available to any party, if the issuance of such order, decree, ruling or other action is primarily attributable to the failure on the part of such party to comply with its obligations under this Agreement in any material respect, including Section 6.6; or

(b) the Acceptance Time has not occurred on or prior to the date that is ninety (90) days after the date of this Agreement (the “Outside Date”); provided, however, that this termination right is not available to any party, if the failure of the Acceptance Time to occur prior to the Outside Date is primarily attributable to the failure on the part of such party to comply in any material respect with its obligations under this Agreement, including Section 6.6.

Section 8.3. Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company:

(a) if (i) Purchaser fails to timely commence the Offer in violation of Section 1.1 (other than due to the failure of the Company to perform any covenants or obligations in this Agreement required to be performed by the Company for such commencement of the Offer), (ii) the Offer has expired or has been terminated, without Purchaser having accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer (subject to the rights and obligations of Parent or Purchaser to extend the Offer pursuant to Section 1.1), (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

(b) in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.3(e)(i); provided that, promptly following such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays (or causes to be paid) the termination fee due pursuant to Section 8.5(b).

Section 8.4. Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent if:

(a) (i) Purchaser has complied with Section 1.1 hereof and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer or (ii) there has been a breach of any covenant or agreement made by the Company in this Agreement or under the Promissory Note, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would give rise to the failure of a condition set forth in paragraph 2(b) or 2(d) of Annex I, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

(b) the Company Board or any committee thereof effects a Change of Board Recommendation.

Section 8.5. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than Section 1.1(d), the last sentence of Section 1.3, Section 6.2(b), Article VIII and Article IX, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the termination fee is paid by the Company pursuant to Section 8.5(b) below, no such termination will relieve any Person of any liability for damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”), including with respect to the making of a representation set forth herein, or would constitute fraud. For purposes of this Section 8.5(a), “fraud” means actual (and not constructive, including claims based on recklessness) common law fraud under Delaware law with respect to the making of an express representation or warranty contained in this Agreement. Parent shall cause the Offer to be terminated immediately after any termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.3(b) (Superior Proposal);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(b) (Change of Board Recommendation); or

(iii) (A) this Agreement is terminated (x) by either Parent or the Company pursuant to Section 8.2(b) (Outside Date) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the second proviso in Section 8.2(b) (Outside Date)), (y) by Parent pursuant to (1) Section 8.4(a)(i) (Offer Conditions Fail) or (2) Section 8.4(a)(ii) (Material Breach) or (z) by the Company pursuant to Section 8.3(a)(ii) (Offer Expiration or Termination), (B) any Person has publicly disclosed an Acquisition Proposal (which has not been irrevocably and publicly withdrawn at least three (3) days (1) prior to the Outside Date in the case of Section 8.5(b)(iii)(A)(x), (2) prior to the date the Offer expires or is terminated in the case of Section 8.5(b)(iii)(A)(y)(1) or Section 8.5(b)(iii)(A)(z) or (3) prior to the date of such material breach in the case of Section 8.5(b)(iii)(A)(y)(2)) after the date of this Agreement and prior to such termination and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated before or after the expiration of such twelve (12)-month period) or the Acquisition Proposal is consummated (provided that, for purposes of clause (C) of this Section 8.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted with “50%”);

Then, in any such case, the Company shall pay (or cause to be paid to) Parent a termination fee of $4,000,000, by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent upon entry into an Alternative Acquisition Agreement. The Company will not be required to pay the termination fee pursuant to this Section 8.5(b) more than once.

(c) In the event the termination fee payable pursuant to Section 8.5(b) is paid and payable to Parent in accordance with Section 8.5(b), (i) Parent’s receipt of the termination fee shall be the sole and exclusive remedy of Parent and Purchaser in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement and (ii) none of the Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates or any Representative of the Company or any of its Affiliates arising out of this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination; provided that nothing in this Section 8.5(c) shall relieve the Company from liability for damages arising from an Intentional Breach of Section 6.3 or fraud as defined in Section 8.5(a).

(d) The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent and Purchaser would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) when due and, in order to obtain such payment, Parent or Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b), the Company shall pay to Parent or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 8.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 8.7. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time; provided, however that Purchaser expressly reserves the right at any time or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, in whole or in part, including the Offer Price, except that, without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), Purchaser may not (A) decrease the Closing Amount or amend the terms of the CVRs or the CVR Agreement, (B) change the form of the consideration payable in the Offer, (C) decrease the maximum number of Shares sought pursuant to the Offer, (D) amend or waive the Minimum Tender Condition or the condition set forth in clause 2(e) of Annex I, (E) add to the conditions set forth on Annex I, (F) modify the conditions set forth on Annex I in a manner adverse to the holders of Shares (as a group in their capacity as such), (G) extend the Expiration Date of the Offer except as required or expressly permitted by Section 1.1(a)(ii) or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act, or (H) make any other change in the terms or conditions of the Offer that is adverse in any material respect to the holders of Shares (as a group in their capacity as such). At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition and the condition set forth in clause 2(e) of Annex I may only be waived by Parent or Purchaser with the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed). Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article IX.

Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when delivered by email, which email must state that it is being delivered pursuant to this Section 9.2 and which notice will not be effective unless either (A) a duplicate copy of such email notice is sent on the same day for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (B) the receiving party delivers a written confirmation of receipt to the sender of such notice (excluding “out of office,” delivery failure or similar automated replies), (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i) if to Parent or Purchaser, to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention: Senior Vice President and Head of Corporate Business Development

with a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention: Senior Vice President—Transactions and Contracting

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, Massachusetts 02199-3600

Attention: Emily J. Oldshue

Email: Emily.Oldshue@ropesgray.com

(ii) if to the Company, to:

Adverum Biotechnologies, Inc.

100 Cardinal Way, Redwood City, California 94063

Attention: Laurent Fischer, President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Adverum Biotechnologies, Inc.

100 Cardinal Way, Redwood City, California 94063

Attention: General Counsel

Email: [Intentionally omitted]

with an additional copy (which will not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, New York 10001

Attention: Bill Roegge; Jason Kent

Email: broegge@cooley.com; jkent@cooley.com

Section 9.3. Certain Definitions. For purposes of this Agreement the term:

“Acquisition Proposal” means any indication of interest, request for non-public information, inquiry, offer or proposal made or renewed by a Person or Group (other than Parent or Purchaser) relating to any (a) direct or indirect issuance, exchange, purchase or other acquisition (in each case, whether in a single transaction or a series of related transactions) by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock or other Company Securities representing more than twenty percent (20%) of the Company Common Stock or other voting or equity securities of the Company outstanding after giving effect to the consummation of such issuance, exchange, purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than twenty percent (20%) of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer; (b) direct or indirect purchase, exchange, transfer or other acquisition (including by license, partnership, collaboration, distribution, disposition or revenue-sharing arrangement) (in each case, whether in a single transaction or a series of related transactions) by any Person or Group, or stockholders of any such Person or Group, of more than twenty percent (20%) of the consolidated total assets (including through the acquisition of stock in its Subsidiaries) of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or (c) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction (in each case, whether in a single transaction or a series of related transactions) involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group (other than the Company), would hold shares of Company Common Stock or other Company Securities representing more than twenty percent (20%) of the Company Common Stock or other Company Securities outstanding after giving effect to the consummation of such transaction.

“Action” means any charge, dispute, cause of action, claim, counterclaim, audit, assessment, examination, mediation, action, suit, litigation, arbitration, proceeding, investigation, inquiry, or other legal proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Antitrust and FDI Laws” means (a) any Law regulating foreign investment screening, national security or trade regulation and (b) the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“BLA” means a Biologics License Application submitted to be approved by the FDA pursuant to 21 C.F.R. Part 601 (as amended from time to time) with respect to the Products, or to the equivalent application or filing submitted to any equivalent agency or Governmental Body outside the United States of America (including any supra-national agency such as the EMA), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings; provided that, in the case of determining a date on which any payment is due hereunder, “Business Day” shall mean any day (other than Saturday or Sunday) on which banks are open in New York, New York.

“Cash and Cash Equivalents” means the Company’s and its Subsidiaries’ cash and cash equivalents which are highly liquid investments with a maturity of three (3) months or less from the date of purchase determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“Change of Board Recommendation” means (a) the withdrawal, qualification or modification (in a manner adverse to Parent or Purchaser) of the Company Board Recommendation or the public announcement of any proposal to withdraw, qualify or modify (in a manner adverse to Parent or Purchaser) the Company Board Recommendation (or any resolution or agreement to take any such action), (b) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (c) the adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action), (d) the failure to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares pursuant to the terms herein or (e) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation following receipt by the Company of a publicly announced Acquisition Proposal by the earlier of (i) ten (10) Business Days following receipt of a written request from Parent to provide such public reaffirmation and (ii) two (2) Business Days prior to the then-scheduled Expiration Date; provided that Parent may deliver only one such request with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto).

“Company Balance Sheet Date” means June 30, 2025.

“Company ESPP” means the Company’s 2014 Employee Stock Purchase Plan.

“Company Equity Plan” means each of the Company’s 2024 Equity Incentive Award Plan, the Company’s 2014 Equity Incentive Award Plan, the Company’s 2017 Inducement Plan, each as amended and restated.

“Company Intellectual Property” means all Owned Intellectual Property, Exclusive Intellectual Property, and all other Intellectual Property used or held for use for the operation of the business of the Company and its Subsidiaries as currently conducted and proposed to be conducted.

“Company Material Adverse Effect” means any state of facts, change, effect, event, circumstance, result, development, condition, inaccuracy, occurrence or other matter that, alone or taken together, (x) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets and liabilities (taken as a whole), operations, prospects, or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays the ability of the Company to perform its obligations hereunder or consummate the Contemplated Transactions on or before the Outside Date; provided that for purposes of clause (x), any state of facts, changes, effects, events, circumstances, results, developments, conditions, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiaries, taken as a whole, operate, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries, taken as a whole, operate; (b) the announcement of this Agreement or the Contemplated Transactions (it being understood and agreed that this clause (b) will not apply to the representation or warranty contained in Section 4.4); (c) any change in the market price or trading volume of the Shares; provided that this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) acts of war or terrorism (including cyberattacks), national emergencies, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries, taken as a whole, operate; (e) changes in Laws or regulations, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries, taken as a whole, operate; (f) any action taken by the Company or its Subsidiaries that is required by this Agreement, including compliance with covenants set forth herein (excluding the requirement that the Company and its Subsidiaries operate in the ordinary course of business), or any action taken or omitted to be taken by the Company or its Subsidiaries at the express written request or with the prior written consent of Parent or Purchaser; (g) the initiation or settlement of any legal proceedings commenced by any holder of Shares (on their own or on behalf of the Company or any of its Subsidiaries) arising out of or related to this Agreement or the Contemplated Transactions; or (h) any failure by the Company or its Subsidiaries to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided that this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless expressly excluded under another clause. Without limiting the generality of the foregoing, any change, effect, event, inaccuracy, occurrence, or other matter (whether or not previously disclosed in any document filed with, or furnished to, the SEC, the Company Disclosure Letter or otherwise) that, individually or in the aggregate, results in an issuance by the FDA of a clinical hold on the investigation of any Products, the result of which would reasonably be expected to result in the termination of development of, or a delay of six (6) months or more in dosing patients in, such Products, shall be deemed to constitute a Company Material Adverse Effect.

“Company Plan” means a Plan that the Company or its Subsidiaries sponsors, maintains, contributes to or is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor or other individual service provider of the Company or its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any Liability. For clarity, “Company Plans” includes the “Company Equity Plans” and the “Company ESPP.”

“Company PSU” means a restricted stock unit granted under a Company Equity Plan or otherwise that is subject solely to performance-based vesting.

“Company RSU” means a restricted stock unit granted under a Company Equity Plan or otherwise that is subject solely to time-based vesting.

“Company Stock Option” means an option to purchase Shares granted under a Company Equity Incentive Plan or otherwise.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of November 4, 2024, by and between Parent and the Company.

“Contemplated Transactions” means each of the transactions contemplated by this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Copyrights” means all works of authorship (whether or not copyrightable, including all software, whether in source code or object code format, and documentation therefor) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i)(B), Section 6.3(e)(ii)(B) or 6.3(e)(iii)(B), which (a) in respect of a Superior Proposal, shall specify the identity of the Person who made such Superior Proposal and the material terms and conditions of such Superior Proposal and attach the most current version of the relevant transaction agreement and (b) in respect of an Intervening Event, shall include a reasonably detailed description of the underlying facts giving rise to such action.

“EMA” means the European Medicines Agency, or any successor agency or authority thereto with comparable responsibilities.

“Environmental Laws” means any Law, relating to (a) the protection, investigation, remediation or restoration of the environment, human health and safety (as it relates to exposure to Hazardous Substances), or natural resources or (b) the manufacture, handling, use, storage, treatment, transport, disposal, marketing, distribution, sale, Release or threatened Release of any Hazardous Substance.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company or its Subsidiaries under Sections 414(b), (c), (m) or (o) of the Code or is or was at the relevant time, a member of the same “controlled group” as the Company or its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.

“Exclusive Intellectual Property” means all Intellectual Property that is or has been exclusively licensed to the Company or any of its Subsidiaries.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“FDA” means the United States Food and Drug Administration, or any successor agency or authority thereto with comparable responsibilities.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended (21 U.S.C. §301 et seq.).

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f), including but not limited to Medicare, Medicaid, TRICARE, CHAMPVA, any state health plan adopted pursuant to Title XIX of the Social Security Act (42 U.S.C. 1395 et seq.), any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code, and any other state or federal healthcare program administered by a Governmental Body.

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Good Clinical Practices” means all applicable then-current Good Clinical Practice requirements and standards for clinical trials (including all applicable requirements relating to protection of human subjects), as set forth in the Applicable Law, such as FDCA and the PHS Act and regulations set forth at 21 C.F.R. Parts 50, 54, 56, 210, 211, and 312, as well as (but not limited to) the requirements set forth in Directive 2001/20/EC of the European Parliament and of the Council of 4 April 2001 and Commission Directive 2005/28/EC of 8 April 2005, to the extent applicable to a clinical trial regarding any Product, as such obligations are interpreted and enforced by the applicable Regulatory Authority, and as interpreted under prevailing industry standards, including standards of medical ethics, applicable guidance documents issued by the FDA and any other Regulatory Authority, including ICH GCP and the equivalent legal requirements in other applicable jurisdictions, as the same may be amended from time to time.

“Good Laboratory Practices” means all applicable then-current requirements for laboratory activities for pharmaceuticals, asset forth in the Applicable Law that govern the conduct of non-clinical safety studies and which seek to ensure the quality, integrity and reliability of study data, including those set forth in 21 C.F.R. Part 58 and the equivalent legal requirements in other applicable jurisdictions, as the same may be amended from time to time.

“Good Manufacturing Practices” means all applicable then-current Good Manufacturing Practices requirements as set forth in the FDCA and the Public Health Service Act, and in applicable regulations, including 21 C.F.R. Parts 210, 211, 314 and 600, as in effect at the time when any Product is being manufactured for clinical development or commercial use, when any Product is being sold or when any clinical trial regarding a Product is being conducted, provided, and to the extent applicable to such clinical trial, as such regulations are interpreted and enforced by the FDA, including as set forth in applicable guidance documents issued by the FDA, and in accordance with applicable, generally accepted industry standards, and the equivalent legal requirements in other applicable jurisdictions, including the quality guidelines promulgated by the ICH, including the ICH Q7A, titled “Q7A Good Manufacturing Practice Guidance for Active Pharmaceutical Ingredients” and the policies promulgated thereunder, all as the same may be amended from time to time.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign, supranational, national or other governmental or quasi-governmental authority or authority exercising legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing, including, any arbitrator or arbitral body (whether public or private), mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, instrumentality, court or other tribunal of any of the foregoing.

“Group” has the meaning as used in Section 13 of the Exchange Act.

“Hazardous Substance” means any element, compound, chemical, waste or other substance that is defined, listed or classified as a contaminant, pollutant or hazardous material (or any other words of similar intent of meaning) under, or otherwise regulated by, any Environmental Laws, including any petroleum product or by-product polychlorinated biphenyls, per- and polyfluoroalkyl substances (PFAS), and radioactive materials.

“Healthcare Laws” means, any Law applicable to the conduct of Parent’s business or the Company’s or its Subsidiaries’ business, including (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder and any other Law pertaining to or governing a governmental health care program, and the regulations promulgated thereunder, (c) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (d) HIPAA, (e)

the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (f) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, (g) the FDCA, (h) the Public Health Service Act of 1944, as amended (42 U.S.C. §201 et seq.), (i) applicable regulations issued by the FDA, including, as applicable, those requirements relating to the FDA’s Good Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market a new pharmaceutical product, (j) Laws governing the development, conduct, monitoring, patient informed consent, auditing, analysis, use and reporting of clinical trial data, (k) Laws governing data gathering activities relating to the detection and reporting of adverse events (including applicable pharmacovigilance and adverse event regulations of the FDA), and (l) all comparable state, local, federal, non-U.S. or other Laws relating to any of the foregoing, (m) any and all other health care Laws and regulations applicable to Parent, Parent’s Subsidiaries or the Company or the Company’s Subsidiaries, or affecting their respective businesses, and (n) any rules, regulations, and legally binding directives, policy statements, or guidance promulgated or issued pursuant to such Laws, as each of the foregoing may be amended from time to time.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009) as set forth at 42 USC § 17931 et seq., as may be amended, and their implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to the Products, or the equivalent application or filing submitted to any equivalent Governmental Body, and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person with respect to deposits or advances of any kind or for the deferred purchase price of the acquisition of a business or any property or services, including earn-out obligations (other than trade payables or accruals incurred in the ordinary course of business, consistent with applicable Contracts); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, performance bond, surety or similar credit transaction; (d) all obligations of such Person under Finance Leases; (e) guarantees with respect to any indebtedness of any other Person, (f) all indebtedness of others secured by any Liens or other claim on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all obligations of such Person as an account party in respect of letters of credit and banker’s acceptance, (h) all obligations of such Person consisting of overdrafts (e.g., cash float reflected as a negative on the cash line), (i) any currency swaps, forward contracts, currency or other derivative or hedging arrangements of such Person, and (j) any declared but unpaid dividends, or other distributions or loans payable by such Person to its equityholders or Affiliates.

“Intellectual Property” means all rights, title and interests in and to, or arising out of or associated with intellectual property or other proprietary rights, in each case, whether protected, created or arising under the Laws of the United States or any other jurisdiction worldwide and whether registered or unregistered, including all rights in and to, arising out of, or associated therewith, including: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; and (e) Internet domain names and social media accounts and handles.

“Intervening Event” means a change, effect, event, circumstance, result, development, condition, occurrence, or other matter material to the Company that was not known or reasonably foreseeable to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, result, development, condition, occurrence, or other matter, or any consequence thereof, becomes known to or reasonably foreseeable by the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; provided, further, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiaries, taken as a whole, operate, or (iii) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period.

“Investment Securities” means the Company’s and its Subsidiaries’ investment securities, including available for sale marketable debt securities, determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“IP Contracts” means all: (a) Contracts pursuant to which any Person grants to the Company or any of its Subsidiaries any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property material to the business of the Company and its Subsidiaries as of the date of this Agreement, including all Exclusive Intellectual Property (but excluding non-exclusive licenses for Off-the-Shelf Software); (b) Contracts pursuant to which the Company or any of its Subsidiaries grants any Person any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property material to the business of the Company and its Subsidiaries as of the date of this Agreement; (c) co-existence agreements and settlement agreements relating to any Owned Intellectual Property or Exclusive Intellectual Property; (d) Contracts that provide for the invention, creation, conception or development of any Intellectual Property (i) by the Company or any of its Subsidiaries for any Person or (ii) by any other Person for the Company or any of its Subsidiaries (excluding employee agreements that contain assignments of Intellectual Property to the Company or any of its Subsidiaries substantially on a written form made available to Parent prior the Closing); (e) Contracts that provide for the assignment or other transfer of any material Intellectual Property (i) to the Company or any of its Subsidiaries by any Person (excluding consulting agreements or employee agreements that contain assignments of Intellectual Property to the Company or any of its Subsidiaries substantially on a written form made available to Parent prior to the Closing) or (ii) by the Company or any of its Subsidiaries to any Person; and (f) Contracts pursuant to which the Company or any of its Subsidiaries is restricted from using or practicing any Intellectual Property that is material to the continued operation of the business of the Company and its Subsidiaries as of the date of this Agreement (excluding customary confidentiality obligations); excluding, in each case ((a),(b), (d), (e) and (f)), Routine Services Contracts entered into in the ordinary course of business.

“Knowledge” of Parent or the Company, as applicable means the actual knowledge, after reasonable inquiry, of the individuals listed in Section 9.3(a) of the Company Disclosure Letter.

“Law” means any applicable foreign or U.S. federal, state or local law (including common law), treaty, act, statute, legislation, code, edict, order, ordinance, Permit, rule, regulation, judgment, injunction, decree, proclamation, directive, pronouncement, writ, constitution, treaty, convention, ruling, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any debt, liability, claim, demand, expense, commitment or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, primary or secondary, matured or unmatured, billed or unbilled, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, license, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“MAA” means any new drug application or other similar marketing authorization application, in each case, filed with the applicable Regulatory Authority in a country or other regulatory jurisdiction, which application is required to commercially market or sell a pharmaceutical or biologic product in such country or jurisdiction (and any amendments thereto), including all BLAs and NDAs submitted to the FDA in the United States in accordance with the FDCA with respect to a biologic or pharmaceutical product or any analogous application or submission with any Regulatory Authority outside of the United States including any EMA or MHRA marketing authorization application.

“MHRA” means the Medicines Healthcare products Regulatory Agency.

“Milestone Payment Date” has the meaning set forth in the CVR Agreement.

“NDA” means a new drug application for a drug submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), and all amendments or supplements thereto, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other Governmental Body.

“Notice Period” means the period beginning at 5:00 p.m. New York City Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. New York City Time) and ending on the fourth (4th) Business Day thereafter at 5:00 p.m. New York City Time; provided that, with respect to any change in the financial terms or any material terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. New York City Time on the second (2nd) Business Day after delivery of such revised Determination Notice; provided, further, that if fewer than five (5) Business Days remain prior to the scheduled Expiration Date and Purchaser has not extended the Offer pursuant to Section 1.1(a)(ii), the Notice Period will be the period beginning upon delivery by the Company to Parent of a Determination Notice and ending twenty-four (24) hours thereafter.

“Off-the-Shelf Software” means software, other than open source software, obtained from a third party (a) on general, non-negotiated, commercial terms and that continues to be widely available on such commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company or any of its Subsidiaries, (c) that is used for business infrastructure or other internal purposes and (d) was licensed for fixed payments of less than $500,000 in the aggregate or annual payments of less than $500,000 per year.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

“Patents” means all patents, issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Permits” means all approvals, authorizations, certificates, registrations, exemptions, consents, licenses, orders, permits, waivers, and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent, that are not, individually or in the aggregate, significant, and which do not and will not violate or constitute a breach of or default under any leases, covenants or other material agreements with respect to the Company Real Property (with or without notice or lapse of time or both), (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property which are not violated by the current use and operation of the leased Company Real Property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased Company Real Property that do not impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s or its Subsidiaries’ business to more than a de minimis extent, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens for personal property and liens securing rental payments under Finance Leases for personal property, (g) any non-exclusive license granted in the ordinary course of business and (h) those matters identified in the Permitted Liens Section 9.3 of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means any data or information in any media that, alone or in combination with other information, (a) can be used to identify, or is otherwise associated with a natural person, or (b) that is considered “personally identifiable information,” “personal information,” “personal data,” “protected health information,” or any similar term defined by any applicable Privacy Laws.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, policy, program, arrangement, contract or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not, and covering one or more natural Persons, including any stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, other equity or equity-based, phantom equity, severance, separation, termination, retention, employment, offer letter, consulting, change in control, bonus, incentive, deferred compensation, pension, profit sharing, retirement, supplemental retirement, employee loan, hospital, medical, health, welfare, 401(k), dental, vision, workers’ compensation, disability, life insurance, death benefit, vacation, paid time off, leave of absence, employee assistance, tuition assistance, tax gross up or reimbursement or other fringe benefit plan, policy, program, arrangement or agreement.

“Privacy Laws” mean any applicable foreign or domestic Laws, legal requirements and self-regulatory guidelines relating to the receipt, collection, compilation, use, storage, access, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information or relating to the privacy, data, security or data protection of Personal Information.

“Process”, “Processed” or “Processing” means any operation or set of operations which is or are performed on Personal Information, whether or not by automatic means, such as the use, collection, access, acquisition, creation, derivation, processing, storage, maintenance, recording, organization, adaption, alteration, correction, transfer, transmission, retrieval, consultation, disclosure, making available, alignment, retention, dissemination, blocking, deletion, erasure, destruction, or combination of such Personal Information.

“Product” any product that constitutes, incorporates or includes (a) the product candidate referred to as ixoberogene soroparvovec, formerly referred to as ADVM-022, (b) any other product candidate researched, developed, tested, labeled, manufactured, stored, imported, exported, marketed or distributed by or on behalf of the Company or its Subsidiaries or any of its Affiliates and (c) any derivative of such product candidate described in sub-clause (a) or (b).

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the conduct of clinical trials or the manufacturing, marketing, reimbursement or pricing, as applicable, of a pharmaceutical or biologic product.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Representative” means the officers, directors, managers, members, employees, accountants, consultants, legal counsel, financial advisors and agents and other agents and representatives of a party.

“Routine Services Contracts” means (a) materials transfer agreements, manufacturing services agreements, clinical contract services agreements, clinical scale agreements, master services agreements, clinical trial agreements, contract research agreements or other ordinary course services agreements, in each case, that grant non-exclusive rights to use Company Intellectual Property solely to conduct research, manufacturing, clinical trial activities, or other services within the scope of the applicable agreement and that do not otherwise involve a grant of rights to use any Company Intellectual Property for the research, supply, manufacturing, development or commercialization of a Product or (b) Contracts pursuant to which the Company or any of its Subsidiaries is granted non-exclusive rights to use the Company Systems or any research tools and that do not otherwise involve any assignment, transfer or grant of rights with respect to any Company Intellectual Property (except, with respect to research tools, non-exclusive licenses to use modified versions of the research tools granted back to the provider of such research tools).

“Sales Agent” means Cowen and Company, LLC, as sales agent and/or principal under the Sales Agreement.

“Sales Agreement” means that certain Sales Agreement, dated May 11, 2023, by and between the Company and Sales Agent.

“Sanctioned Country” means a country or territory, or the government thereof, which is currently or has in the last five (5) years been the subject or target of any Sanctions Laws, including at the time of this Agreement, Belarus, Cuba, the Crimea region and so-called Donetsk and Luhansk, People’s Republic of Ukraine, Iran, North Korea, Russia, Sudan, Syria and Venezuela.

“Sanctioned Person” means a Person: (a) listed on any Sanctions Laws or Ex-Im Laws-related list of designated Persons maintained by a Governmental Body, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Foreign Sanctions Evaders List, OFAC’s Sectoral Sanctions Identifications List, the U.S. Department of Commerce’s Entity, Denied Persons, or Unverified Lists, the U.S. Department of State’s Nonproliferation Sanctions Lists or Debarred List, the EU Consolidated List, the UN Security Council Consolidated List, or His Majesty’s Treasury’s Consolidated List of Financial Targets, (b) located, organized, or ordinarily resident in, or a national of, or the government, or any agency or instrumentality of the government of, a Sanctioned Country, or (c) fifty percent (50%) or greater owned by controlled by, or otherwise acting for or on behalf of one or more Persons described in clauses (a)-(b) above.

“Sanctions Laws” means any U.S. or non-U.S. laws related to economic or trade sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, trust, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, trust, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, trust, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, trust, limited liability company or other business entity.

“Superior Proposal” means any written bona fide (as reasonably determined by the Company Board in good faith) Acquisition Proposal received after the date of this Agreement that did not, directly or indirectly, result from a material breach of Section 6.3(a) (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “one hundred percent (100%)”) that the Company Board or a committee thereof has determined in good faith, after consultation with outside counsel and its independent financial advisor, is superior to the Acquisition Proposal reflected in this Agreement, and is reasonably likely to be consummated in accordance with its terms, taking into account all of the terms and conditions (including all of the financial, regulatory, financing, conditionality, legal and other terms, as well as certainty of closing) and all other aspects of such Acquisition Proposal (including any changes to the terms of this Agreement proposed by Parent).

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, tariff, escheat or unclaimed property, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body in connection with the administration, determination, assessment or collection of any Tax.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto, formulation, clinical, analytical and stability information and data, inventions (including conceptions or reductions to practice), invention and technical reports, pricing information, research and development information, technology, techniques, procedures, processes, compositions, formulae, methods, formulations, discoveries, specifications, designs, drawings, algorithms, plans, improvements, models, techniques and methodologies.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for any of the foregoing and all renewals and extensions thereof, and all goodwill associated therewith and symbolized thereby.

“Transfer Taxes” means sales, transfer, stamp, stock transfer, documentary, registration, value added, use, real property transfer and any similar Taxes and fees.

Section 9.4. Terms Defined Elsewhere. For purposes of this Agreement each of the following terms (capitalized below) when used in this Agreement will have the meaning ascribed to such term in the Section set forth opposite such term:

401(k) Plan	Section 6.4(c)
Acceleration Date	Section 3.2(a)(ii)
Acceptance Time	Section 1.1(a)(ii)
Affiliate Transaction	Section 4.25
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(d)
Book-Entry Share	Section 3.5(b)
CARES Act	Section 4.11(c)
Certificate	Section 3.5(b)
Certificate of Merger	Section 2.2
Closing	Section 2.2

Closing Amount	Recitals
Closing Date	Section 2.2
Code	Section 3.7
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.2
Company Cash-Out Stock Option	Section 3.2(a)(i)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Material Contract	Section 4.12(a)
Company Organizational Documents	Section 4.1(c)
Company Real Property	Section 4.10(b)
Company Registered Intellectual Property	Section 4.13(a)
Company SEC Documents	Section 4.6(a)
Company Securities	Section 4.3(f)
Company Stock Options	Section 3.2(a)(ii)
Company Systems	Section 4.13(k)
Compensation Action	Section 6.8
Current Employees	Section 6.4(a)
CVR Agreement	Recitals
CVRs	Recitals
DGCL	Recitals
Dissenting Shares	Section 3.4(a)
Effective Time	Section 2.2
ERISA	Section 4.16(d)
Exchange Act	Section 1.1(a)(i)
Excluded Benefits	Section 6.4(a)
Expiration Date	Section 1.1(a)(i)
FCPA	Section 4.19(m)
FDA	Section 4.19(a)
FDCA	Section 4.19(a)
Healthcare Correspondence	Section 4.19(f)
Indemnified Party	Section 6.5(a)
Initial Expiration Date	Section 1.1(a)(i)
Intentional Breach	Section 8.5(a)
Labor Agreements	Section 4.12(a)(ii)
Last Exercise Date	Section 3.2(a)(ii)
Material Suppliers	Section 4.20
Measurement Date	Section 4.3(a)
Merger	Recitals
Merger Consideration	Section 3.1(a)
Minimum Tender Condition	Annex I, Section 1(a)
Nasdaq	Section 1.1(a)(ii)
OECD Convention	Section 4.19(m)
Offer	Recitals
Offer Conditions	Section 1.1(a)(i)
Offer Documents	Section 1.1(b)
Offer Price	Recitals
Out-of-the-Money Option	Section 3.2(a)(ii)
Outside Date	Section 8.2(b)

Parent	Preamble
Paying Agent	Section 3.5(a)
PHSA	Section 4.19(a)
Pre-Closing Period	Section 6.1(a)
Privacy Policy	Section 4.19(o)
Privacy Requirements	Section 4.19(o)
Prohibited Payment	Section 4.19(o)
Promissory Note	Recitals
Purchase Orders	Section 4.12(a)(xi)
Purchaser	Preamble
Regulatory Authorizations	Section 4.19(a)
Regulatory Correspondence	Section 4.19(a)
Rights Agent	Recitals
Sarbanes-Oxley	Section 4.9(d)
Schedule 14D-9	Section 1.2
Schedule TO	Section 1.1(b)
SEC	Section 1.1(a)(i)
Securities Act	Section 4.6(a)
Security Incident	Section 4.19(p)
Share	Recitals
Shares	Recitals
Stockholder List Date	Section 1.3
Stockholder Litigation	Section 4.6(a)
Surviving Corporation	Section 2.1
Treasury Regulations	Section 3.7
UK Bribery Act	Section 4.3(h)
WARN	Section 4.18(b)

Section 9.5. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule, law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 9.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties and any purported assignment without such consent shall be void; provided that (a) Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement; and (b) Parent may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any of its direct or indirect wholly-owned subsidiaries, but no such assignment shall relieve Parent of any of its obligations under this Agreement; provided, that any such assignment pursuant to the foregoing clause (a) or clause (b) shall not materially impede or delay the consummation of the Contemplated Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective permitted successors and assigns.

Section 9.7. Entire Agreement; Third-Party Beneficiaries. This Agreement (together with the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein), the Promissory Note (together with the collateral documents, exhibits and instruments referred to therein) and the CVR Agreement constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remains in full force and effect until the expiration thereunder; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. Except for (a) the rights of the holders of Shares to receive the Offer Price and the Merger Consideration, the holders of Company Stock Options, Company RSUs and Company PSUs to receive the consideration described in Section 3.2, and the holders of Warrants to receive the consideration described in Section 3.3, (b) the right of the Company, on behalf of the holders of Shares and the holders of Company Stock Options, Company RSUs and Company PSUs and Warrants (each of which are third party beneficiaries hereunder only to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 9.16 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may, if ordered by a court of competent jurisdiction, be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement, and (c) as provided in Section 6.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 9.8. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.9. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.10. Counterparts. This Agreement may be executed and delivered (including by executed signatures in electronic format (including “pdf”) and other electronic signatures (including, DocuSign and AdobeSign) in each case transmitted by email) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.11. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.12. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, the Merger, or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, the Merger, or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.13. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.12(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.14. Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.15. Cooperation. Except from and after a Change of Board Recommendation, or as any such actions may be limited by the express terms hereof, the parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Contemplated Transactions and to carry out the intent and purposes of this Agreement (including providing Parent with information reasonably requested to support calculations under Section 280G of the Code).

Section 9.16. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 9.16(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 9.17. Interpretation. When reference is made in this Agreement to an Article, Section or Exhibit, such reference will refer to Articles and Sections of, and Exhibits to, this Agreement unless otherwise indicated. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any reference to any Person shall be construed to include such Person’s successors and assigns. The words “made available” and words of similar import refer to documents posted to the virtual data room hosted by Datasite titled “Project Alaska,” or otherwise delivered via e-mail by or on behalf of the Company to Parent or Purchaser, in each case, at least two (2) Business Days prior to the execution hereof (or after such time if Parent or any of its Representatives confirms receipt of such documents or information in writing). The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELI LILLY AND COMPANY

By:	/s/ Andrew Charles Adams
Name:	Andrew Charles Adams
Title:	Group Vice President – Molecule Discovery Lilly Research Laboratories

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FLYING TIGERS ACQUISITION CORPORATION

By:	/s/ Jonathan Haug
Name:	Jonathan Haug
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADVERUM BIOTECHNOLOGIES, INC.

By:	/s/ Laurent Fischer
Name:	Laurent Fischer, M.D.
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Date:

(a) there have been validly tendered in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures, if permitted by the terms of the Offer, that have not yet been “received” by the “depositary” as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned Subsidiaries), represents a majority of the Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”);

(b) (i) any notices, approvals or clearances applicable to or advisable for the consummation of the Contemplated Transactions in accordance with Antitrust and FDI Laws shall have been given and obtained and (ii) any agreement with a Governmental Body not to consummate or to delay consummation of the Contemplated Transactions shall have expired or been terminated; and

(c) there is not, and has been no, Triggering Event (as defined in the Promissory Note) under the Promissory Note.

2. Additionally, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a) (i) any court of competent jurisdiction or other Governmental Body has issued an order, decree, or ruling, enacted any Law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger, or (ii) any Law applicable to the Offer or the Merger restraining, enjoining or otherwise prohibiting the Offer or the Merger shall be in effect;

(b) (i) the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time, (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.4(a) (No Breach), Section 4.8(a) (Absence of Company Material Adverse Effect); Section 4.21 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required)) that (x) are not made as of a specific date, are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date and (y) are made as of a specific date, are not true as of such date, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had a Company Material Adverse Effect, (iii)

the representation set forth in Section 4.8(a) (Absence of Company Material Adverse Effect) is not true in all respects, as of the date of this Agreement and the Expiration Date as though made on and as of such date and time, (iv) the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (f)) (Capital Stock), Section 4.4(a) (No Breach), Section 4.21 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date), or (v) the representations set forth in Section 4.3(a), (b) and (f) (Capital Stock) are not true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Date as though made on and as of such date and time;

(c) the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company in his or her capacity as such an officer to the effect that the conditions set forth in Paragraphs 2(b) and 2(d) have been satisfied as of the Expiration Date;

(d) since the date of the Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect; or

(e) the Agreement has been terminated pursuant to its terms.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time or from time to time prior to the Expiration Date (except for the conditions set forth in clauses 1(a) and 2(e) may only be waived by Parent or Purchaser with the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed), in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

Annex II

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Second Amended and Restated Certificate of Incorporation of Adverum Biotechnologies, Inc.

1. The name of the corporation is Adverum Biotechnologies, Inc. (the “Corporation”).

2. The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of the Corporation’s registered agent at such address is National Registered Agents, Inc.

3. The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

4. The total number of shares of stock which the Corporation shall have authority to issue is one hundred (100) shares of common stock, $0.0001 par value per share (the “Common Stock”). Shares of the Common Stock may be issued from time to time as the Board of Directors of the Corporation (the “Board”) shall determine and on such terms and for such consideration as shall be fixed by the Board. The amount of the authorized Common Stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote.

5. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

6. Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation (the “Bylaws”). Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given in accordance with DGCL Section 228.

7. In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws by a majority vote at any regular or special meeting or by written consent, subject to the power of the stockholders to alter, amend and repeal Bylaws made by the Board.

8. To the maximum extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Section 8 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

9. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. Neither any amendment nor repeal of this Section 9, nor the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Section 9, shall eliminate or reduce the effect of this Section 9 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 9, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

10. The Board reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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Annex III

BYLAWS OF THE SURVIVING CORPORATION

SECOND AMENDED AND RESTATED BYLAWS

OF

ADVERUM BIOTECHNOLOGIES, INC.

(a Delaware corporation)

(Adopted as of  )

ARTICLE I

STOCKHOLDERS

Section 1. Annual Meetings. The annual meeting of the stockholders of Adverum Biotechnologies, Inc. (the “Corporation”) for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held each year at such date and time, within or without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) shall determine.

Section 2. Special Meetings. Special meetings of stockholders for the transaction of such business as may properly come before the meeting may be called by order of the Board of Directors or by stockholders holding together at least a majority of all the shares of the Corporation entitled to vote at the meeting, and shall be held at such date and time, within or without the State of Delaware, as may be specified by such order. Whenever the directors shall fail to fix such place, the meeting shall be held at the principal executive office of the Corporation.

Section 3. Notice of Meetings. Written notice of all meetings of the stockholders, stating the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the place within the city or other municipality or community at which the list of stockholders may be examined, shall be mailed or delivered to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days prior to the meeting. Notice of any special meeting shall state in general terms the purpose or purposes for which the meeting is to be held.

Section 4. Stockholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number and class of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 5. Quorum. Except as otherwise provided by law or the Corporation’s certificate of incorporation (the “Certificate of Incorporation”), a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy. At all meetings of the stockholders at which a quorum is present, all matters, except as otherwise provided by law or the Certificate of Incorporation, shall be decided by the vote of the holders of a majority of the shares entitled to vote thereat present in person or by proxy. If there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time, without further notice, until a quorum shall have been obtained. When a quorum is once present it is not broken by the subsequent withdrawal of any stockholder.

Section 6. Organization. Meetings of stockholders shall be presided over by the Chairman, if any, or if none or in the Chairman’s absence the Vice Chairman, if any, or if none or in the Vice Chairman’s absence, the President, if any, or if none or in the President’s absence a Vice President, or, if none of the foregoing is present, by a chairman to be chosen by the stockholders entitled to vote who are present in person or by proxy at the meeting.

The Secretary of the Corporation, or in the Secretary’s absence, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.

Section 7. Voting; Proxies; Required Vote.

(a) At each meeting of stockholders, every stockholder entitled to vote at such meeting shall be entitled to vote in person or by proxy appointed by instrument in writing, subscribed by such stockholder or by such stockholder’s duly authorized attorney-in-fact (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period), and, unless the Certificate of Incorporation provides otherwise, shall have one vote for each share of stock entitled to vote registered in the name of such stockholder on the books of the Corporation on the applicable record date fixed pursuant to these Second Amended and Restated Bylaws (“Bylaws”). At all elections of directors the voting may be, but need not be, by ballot and a plurality of the votes cast there shall elect such directors. Except as otherwise required by law or the Certificate of Incorporation, any other action shall be authorized by a majority of the votes cast.

(b) Any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or the Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of the issued and outstanding capital stock of the Corporation having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and the writing or writings are filed with the permanent records of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(c) Where a separate vote is to be taken by a class or classes, the presence in person or by proxy of a majority of the holders of record of such class or classes shall constitute a quorum and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless otherwise provided in the Certificate of Incorporation.

Section 8. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.

ARTICLE II

BOARD OF DIRECTORS

Section 1. General Powers. The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors.

Section 2. Qualification; Number; Term; Compensation.

(a) Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States or a resident of the State of Delaware. The number of directors constituting the entire Board of Directors shall be fixed initially by the incorporator and thereafter by the Board of Directors and shall be at least one, or such larger number as may be fixed initially by the incorporator and thereafter from time to time by the Board of Directors, one of whom may be selected by the Board of Directors to be its Chairman. The use of the phrase “entire Board of Directors” herein refers to the total number of directors which the Corporation would have if there were no vacancies.

(b) Directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal.

(c) Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3. Quorum and Manner of Voting. Except as otherwise provided by law, a majority of the entire Board of Directors shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 4. Places of Meetings. Meetings of the Board of Directors may be held at any place within or without the State of Delaware, as may from time to time be fixed by resolution of the Board of Directors, or as may be specified in the notice of meeting.

Section 5. Annual Meeting. Following the annual meeting of stockholders, the newly elected Board of Directors shall meet for the purpose of the election of officers and the transaction of such other business as may properly come before the meeting. Such meeting may be held without notice immediately after the annual meeting of stockholders at the same place at which such stockholders’ meeting is held.

Section 6. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall from time to time determine by resolution. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors.

Section 7. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board of Directors, the President or by a majority of directors then in office. Notice of the place, date and time and the purpose or purposes of each special meeting of the Board of Directors shall be given to each director by mailing the same at least two days before the meeting, or by telephoning or emailing the same or by delivering the same personally not later than the day before the day of the meeting.

Section 8. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Section 8 shall constitute presence at such meeting.

Section 9. Organization. The Chairman of the Board of Directors, if there be one, or if none or in the Chairman’s absence or inability to act the Vice Chairman, if any, or if none or in the Vice Chairman’s absence or inability to act the President, or in the President’s absence or inability to act any Vice President who is a member of the Board of Directors, or in such Vice President’s absence or inability to act, a chairman chosen by the directors, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary’s absence, the presiding officer may appoint any person to act as secretary.

Section 10. Resignation; Removal. Any director may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors.

Section 11. Vacancies. Unless otherwise provided in these Bylaws, vacancies on the Board of Directors, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director, or at a special meeting of the stockholders, by the holders of shares entitled to vote for the election of directors.

Section 12. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

ARTICLE III

COMMITTEES

Section 1. Appointment. From time to time the Board of Directors by a resolution adopted by a majority of the entire Board of Directors may appoint any committee or committees for any purpose or purposes, to the extent lawful, which shall have powers as shall be determined and specified by the Board of Directors in the resolution of appointment.

Section 2. Procedures, Quorum and Manner of Acting. Each committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors.

Section 3. Action by Written Consent. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the committee.

Section 4. Term; Termination. In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.

ARTICLE IV

OFFICERS

Section 1. Election and Qualifications. The Board of Directors shall elect the officers of the Corporation, which shall include a President and a Secretary, and may include, by election or appointment, one or more Vice Presidents (any one or more of whom may be given an additional designation of rank or function), a Treasurer and such Assistant Secretaries, such Assistant Treasurers and such other officers as the Board of Directors may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as may be assigned by the Board of Directors or the President. Any two or more offices may be held by the same person. The Chairman of the Board of Directors, if one is appointed, shall, if present, preside at all meetings of the stockholders.

Section 2. Term of Office and Remuneration. All officers shall hold office until their successors are elected and qualified. Any vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board of Directors. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide.

Section 3. Resignation; Removal. Any officer may resign at any time upon written notice to the Corporation and such resignation shall take effect upon receipt thereof by the President or Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by vote of a majority of the entire Board of Directors.

Section 4. President. The President shall, subject to control of the Board of Directors, have direction and control of the business and officers of the Corporation, shall have the general powers and duties of management usually vested in the president of a corporation, and shall have such other powers and duties as may from time to time be assigned by the Board of Directors. The President may appoint and remove assistant officers and other agents and employees; and may execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations and instruments.

Section 5. Vice President. A Vice President may execute and deliver in the name of the Corporation contracts and other obligations and instruments pertaining to the regular course of the duties of said office, and shall have such other authority as from time to time may be assigned by the Board of Directors.

Section 6. Treasurer. The Treasurer (if any) shall in general have all duties incident to the position of Treasurer and such other duties as may be assigned by the Board of Directors.

Section 7. Secretary. The Secretary shall in general have all the duties incident to the office of Secretary and such other duties as may be assigned by the Board of Directors.

Section 8. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

BOOKS AND RECORDS

Section 1. Location. The books and records of the Corporation may be kept at such place or places within or outside the State of Delaware as the Board of Directors or the respective officers in charge thereof may from time to time determine. The record books containing the names and addresses of all stockholders, the number and class of shares of stock held by each and the dates when they respectively became the owners of record thereof shall be kept by the Secretary as prescribed in these Bylaws and by such officer or agent as shall be designated by the Board of Directors.

Section 2. Addresses of Stockholders. Notices of meetings and all other corporate notices may be delivered personally or mailed to each stockholder at the stockholder’s address as it appears on the records of the Corporation.

Section 3. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and if no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by this article, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted and if no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE VI

CERTIFICATES REPRESENTING STOCK

Section 1. Certificates; Signatures. Unless, to the extent permitted by applicable law, the Board of Directors has resolved that any series or class of shares of capital stock of the Corporation shall be uncertificated, upon request every holder of shares shall be entitled to have a certificate, signed by or in the name of the Corporation by any two officers of the Corporation, representing the number of shares registered in such holder’s name. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

Section 2. Transfers of Stock. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, shares of capital stock shall be transferable on the books of the Corporation only by the holder of record thereof in person, or by a duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares, properly endorsed, and the payment of all taxes due thereon.

Section 3. Fractional Shares. The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in registered or bearer form over the manual or facsimile signature of an officer of the Corporation or of its agent, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a stockholder except as therein provided.

Section 4. Rules and Regulations. The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the Corporation.

Section 5. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

ARTICLE VII

DIVIDENDS

Subject always to the provisions of applicable law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be declared as dividends and paid to stockholders; the division of the whole or any part of such funds of the Corporation shall rest wholly within the lawful discretion of the Board of Directors, and it shall not be required at any time, against such discretion, to divide or pay any part of such funds among or to the stockholders as dividends or otherwise; and before payment of any dividend, there may be set aside out of any funds of the Corporation legally available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VIII

RATIFICATION

Any transaction, questioned in any lawsuit on the ground of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board of Directors or by the stockholders, and if so ratified shall have the same force and effect as if the questioned transaction had been originally duly authorized. Such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

ARTICLE IX

CORPORATE SEAL

The Corporation may have a corporate seal. The corporate seal shall have inscribed thereon the name of the Corporation and the year of its incorporation, and shall be in such form and contain such other words and/or figures as the Board of Directors shall determine. The corporate seal may be used by printing, engraving, lithographing, stamping or otherwise making, placing or affixing, or causing to be printed, engraved, lithographed, stamped or otherwise made, placed or affixed, upon any paper or document, by any process whatsoever, an impression, facsimile or other reproduction of said corporate seal.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors. Unless otherwise fixed by the Board of Directors, the fiscal year of the Corporation shall be the calendar year.

ARTICLE XI

WAIVER OF NOTICE

Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, a written waiver thereof, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

ARTICLE XII

BANK ACCOUNTS, DRAFTS, CONTRACTS, ETC.

Section 1. Bank Accounts and Drafts. In addition to such bank accounts as may be authorized by the Board of Directors, the primary financial officer or any person designated by said primary financial officer or otherwise authorized by the Board of Directors, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as he may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said primary financial officer, or other person so authorized.

Section 2. Contracts. The Board of Directors may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments (including powers of attorney), and such authority may be general or confined to specific instances.

Section 3. Proxies; Powers of Attorney; Other Instruments. The Chairman, the President or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock by the Corporation. The Chairman, the President or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the Corporation may attend and vote at any meeting of stockholders of any company in which the Corporation may hold stock, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.

Section 4. Financial Reports. The Board of Directors may appoint the primary financial officer or other fiscal officer or any other officer to cause to be prepared and furnished to stockholders entitled thereto any special financial notice and/or financial statement, as the case may be, which may be required by any provision of law.

ARTICLE XIII

INDEMNIFICATION

Section 1. Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL) as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Article XIII, Section 4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

Section 2. Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 3. Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any officer or director of the Corporation, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article XIII or otherwise.

Section 4. Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Article XIII is not paid in full within sixty (60) days after a written claim therefor has been received by the Corporation the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Section 5. Non-Exclusivity of Rights. The rights conferred on any person by this Article XIII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 6. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 7. Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 8. Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article XIII shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

Section 9. Amendment or Repeal. The provisions of this Article XIII shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these Bylaws), in consideration of such person’s performance of such services, and pursuant to this Article XIII the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article XIII are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses Bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these Bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article XIII shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

ARTICLE XIV

AMENDMENTS

Subject to the limitations set forth in Article XIII, Section 9, the Board of Directors shall have the power to adopt, amend or repeal these Bylaws. Bylaws adopted by the Board of Directors may be repealed or changed, and new Bylaws made, by the stockholders, and the stockholders may prescribe that any Bylaw made by them shall not be altered, amended or repealed by the Board of Directors.

Annex IV

CONTINGENT VALUE RIGHTS AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2025 (this “Agreement”), is entered into by and among Eli Lilly and Company, an Indiana corporation (“Parent”), and [•], a [•], as Rights Agent (as defined herein).

RECITALS

WHEREAS, Parent, Flying Tigers Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”) and Adverum Biotechnologies, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of October 24, 2025 (as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has made a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) and (b) following the acceptance of the shares of Company Common Stock pursuant to the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent; and

WHEREAS, as an integral part of the consideration of the Offer and the Merger, pursuant to and subject to the terms and conditions of the Merger Agreement, (a) holders of Company Common Stock (other than any shares of Company Common Stock described in Section 3.1(b) of the Merger Agreement and Dissenting Shares), (b) holders of Company RSUs, (c) holders of Company PSUs, (d) holders of Company Cash-Out Stock Options and (e) holders of Warrants (other than Warrants that have an exercise price that equals or exceeds the Merger Consideration and accordingly shall be cancelled as of Closing for no consideration in accordance with the terms of the Merger Agreement), in each case, as of immediately prior to the Effective Time (any such holders described in the immediately foregoing clauses (a) through (e), the “Initial Holders”), will become entitled to receive up to two contingent cash payments, each such payment being contingent upon, and subject to, the achievement of the applicable Milestone (as defined below) prior to the earlier of the applicable Milestone Expiration (as defined below) and Termination (as defined below), subject to and in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties agree, for the equal and proportionate benefit of all Holders (as defined herein), as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1. Definitions. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:

“Acting Holders” means, at the time of determination, Holders of not less than twenty percent (20%) of outstanding CVRs as set forth in the CVR Register.

“Agreement” has the meaning set forth in the preamble hereto.

“Assignee” has the meaning set forth in Section 6.3.

“Audit Expiration Date” has the meaning set forth in Section 3.4.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity, and (c) any other transaction involving Parent in which Parent is the surviving or continuing entity but in which the stockholders of Parent immediately prior to such transaction (as stockholders of Parent) own less than fifty percent (50%) of Parent’s voting power immediately after the transaction.

“Combination CVR Product” means (a) any single product comprising both (i) the CVR Product and (ii) one or more other compounds, moieties or substances that are not a CVR Compound, including any such compounds, moieties or substances that are conjugated, co-formulated, co-packaged with such CVR Compound wherein (i) and (ii) are sold either as a fixed dose or as separate doses in a single package; (b) any CVR Product sold together with one (1) or more other therapies or products that are not CVR Products for a single invoice price, whether sold in a single package for a single price or as separately packaged products invoiced for a single price; or (c) any CVR Product sold as part of a bundle with one (1) or more other therapies or products that are not CVR Products, where the sale of the CVR Product is only available from the seller with the purchase of such other therapies or products, for a single invoice price, to the extent not described in clause (a) or (b). The CVR Compound portion of any Combination Product will be deemed the “CVR Component” and the other portion of such Combination Product will be deemed the “Other Component,” and each Combination Product will be deemed a CVR Product hereunder. For clarity, the co-administration of separate products comprising a CVR Product containing a CVR Compound and no Other Component, on the one hand, with another therapy or pharmaceutically active compound or substance on the other hand will either be (A) a Combination Product, if sold together as reflected in clause (b) or (c) or (B) two (2) separate products, one (1) a CVR Product and the other, a product that does not generate Net Sales under this Agreement.

“Commercially Reasonable Efforts” means that level of efforts, expertise and resources commonly applied by Parent to carry out a particular task or obligation, consistent with the general practice followed by Parent relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life, taking into account all relevant factors, including issues of safety and efficacy; product profile; the expected probability of technical success of the applicable compound, product or therapy; the progress and outcome of any development efforts with respect to the applicable compound, product or therapy; the competitiveness of other compounds, products or therapies in development and in the marketplace (including other compounds, products and therapies that are being developed or commercialized by or on behalf of Parent or its Affiliates); supply chain management considerations; the proprietary position of the compound, product or therapy (including with respect to patent or regulatory exclusivity); the regulatory structure involved; the expected cost and profitability of the applicable compound, product or therapy (including pricing and reimbursement status achieved or expected to be achieved and including the obligation to make Milestone Payments under this Agreement); and other relevant commercial, technical, legal, scientific or medical factors. Parent and Company agree that (i) the level of efforts that constitute Commercially Reasonable Efforts may change over time, reflecting changes in the status of a product, compound or therapy, (ii) the use of Commercially Reasonable Efforts may result in Parent and its Affiliates ceasing the research, development, commercialization or other exploitation of a particular compound, product or therapy (in whole or in part), (iii) the use of Commercially Reasonable Efforts does not require that Parent or its Affiliates to act in a manner which would otherwise be contrary to prudent business judgment, including business judgment as exercised in Parent’s or Affiliate’s ordinary course of business, and (iv) once research, development, commercialization or other exploitation for a particular compound, product or therapy has ceased in compliance with this Agreement, the use of Commercially Reasonable Efforts does not require the continued reevaluation of whether development, commercialization or exploitation must be reinitiated for such compound, product or therapy.

“Company” has the meaning set forth in the Recitals hereto.

“Company Common Stock” has the meaning set forth in the Recitals hereto.

“CVR Compound” means the product candidate referred to as ixoberogene soroparvovec, formerly referred to as ADVM-022.

“CVR Product” means any pharmaceutical product that contains or incorporates the CVR Compound, alone or in combination with one (1) or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the rights of Holders hereunder (granted to Initial Holders as part of the consideration of the Offer and the Merger pursuant to the terms of the Merger Agreement) to receive contingent cash payments on the terms and subject to the conditions of this Agreement and the Merger Agreement.

“Depositary” means [•], or any successor thereto appointed pursuant to the [Paying Agent Agreement, dated [•], 2025, by and among Parent and [•], as may be amended from time to time].

“DTC” means The Depository Trust Company or any successor thereto.

“Equity Award CVR” means a CVR received by an Initial Holder in respect of Company Cash-Out Stock Options, Company RSUs, or Company PSUs.

“Final Determination” means with respect to (a) U.S. federal income Taxes, a “determination” within the meaning of Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870-AD and (b) Taxes other than U.S. federal income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

“First Milestone” means receipt of Regulatory Approval in the United States for a CVR Product for the treatment of wet age-related macular degeneration.

“First Milestone Expiration” means 12:00 a.m. New York City Time on the seventh (7th) anniversary of the Closing Date.

“First Milestone Payment” means (a) if the First Milestone is achieved before both (i) the First Milestone Expiration and (ii) Termination, an amount equal to $1.78 minus any Milestone Offset Amount (if any), in cash, without interest, per CVR, and (b) if the First Milestone is achieved at or after (i) the First Milestone Expiration and (ii) Termination, $0 per CVR. For the avoidance of doubt, the First Milestone Payment shall only be due once, if at all, subject to the achievement of the First Milestone prior to the earlier of the First Milestone Expiration and Termination.

“Funds” has the meaning set forth in Section 2.6.

“Generic Product” means any biologic or pharmaceutical product that is sold by a Third Party (other than a (sub)licensee of Parent or any of its Affiliates) and that is approved for marketing or sale by a Regulatory Authority as a generic, biosimilar, or interchangeable biological version of a CVR Product, whether or not such Regulatory Approval was based upon clinical data generated or owned by Parent, its Affiliates, or their (sub)licensees or was obtained using an abbreviated, expedited or other process in reliance, in whole or in part, on the prior approval (or on safety or efficacy data submitted in support of the prior approval) of a CVR Product, including any such product that is authorized for sale (i) in the U.S. pursuant to Sections 505(j) or 505(b)(2) of the FD&C Act (21 U.S.C. §§ 355(j), 355(b)(2)) or Section 351(k) of the Public Health Service Act (42 U.S.C. § 262(k)); (ii) in the European Union pursuant to a provision of Articles 10, 10a or 10b of Parliament and Council Directive 2001/83/EC as amended (including an application under Article 6.1 of Parliament and Council Regulation (EC) No 726/2004 that relies for its content on any such provision); or (iii) any similar laws of any other country or regulatory jurisdiction.

“Holder” means a Person in whose name a CVR is registered in the CVR Register as of the applicable date and time of determination.

“Initial Holders” has the meaning set forth in the Recitals hereto.

“IRS” means the Internal Revenue Service.

“Licensee” means a Third Party that is granted a license or sublicense to research, develop, manufacture, commercialize, or otherwise exploit a CVR Product, beyond the mere right to purchase a CVR Product from Parent and its Affiliates, and excludes (i) Parent’s Affiliates or Third Party subcontractors that act solely for Parent or its Affiliates in the supply chain or that perform discrete services (as opposed to being granted broad rights or responsibilities) on behalf of Parent or its Affiliates and (ii) any Third Party to which Parent has granted such license or sublicense as a result of a Generic Product litigation settlement or a compulsory license.

“Merger” has the meaning set forth in the Recitals hereto.

“Merger Agreement” has the meaning set forth in the Recitals hereto.

“Milestone(s)” means each of the First Milestone and the Second Milestone.

“Milestone Expiration” means, as applicable, (a) with respect to the First Milestone, the First Milestone Expiration and (b) with respect to the Second Milestone, the Second Milestone Expiration.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Offset Amount” means an amount equal to (a) fifty percent (50%) of any payments that Parent or any of its Affiliates or their respective successors or permitted assigns makes or is obligated to make in exchange for any license to, or other right to use or practice, any Necessary IP divided by (b) the total number of CVRs held by all Holders as reflected on the CVR Register as of the close of business on the date of the Milestone Notice; provided that the Milestone Offset Amount shall in no event exceed $0.50.

“Milestone Payment” means, as applicable, (a) with respect to the First Milestone, the First Milestone Payment and (b) with respect to the Second Milestone, the Second Milestone Payment.

“Milestone Payment Amount” means, for a given Holder, the product of (a) the applicable Milestone Payment and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice.

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Necessary IP” means any Intellectual Property that is licensed to Parent or its Subsidiaries following the Closing Date and that is necessary or reasonably useful to develop, manufacture or commercialize a CVR Product.

“Net Sales” means, with respect to a CVR Product, the gross amount received by Parent or its Affiliates or its and their Licensees to unrelated Third Parties, excluding any other Licensee, for such CVR Product, less:

(a) trade, quantity and cash discounts allowed;

(b) discounts, refunds, rebates, chargebacks, retroactive price adjustments, and any other allowances that effectively reduce the net selling price;

(c) CVR Product returns and allowances;

(d) that portion of the sales value associated with drug delivery devices;

(e) (i) any tax imposed on the production, sale, delivery or use of a CVR Product, including sales, use, excise or value added taxes, or the annual fee imposed on the pharmaceutical manufacturers by the U.S. government, or (ii) customs, duties, fees and taxes on the import of a CVR Product or any drug product and other raw materials used in the manufacture of finished CVR Product;

(f) wholesaler inventory management fees;

(g) allowance for distribution expenses; and

(i) any other similar and customary deductions which are in accordance with GAAP.

Such amounts will be determined from the books and records of Parent or its applicable Affiliate or Licensee, maintained in accordance with GAAP or, in the case of Licensees, such similar accounting principles, consistently applied. Parent further agrees that in determining such amounts, it will use Parent’s then-current standard procedures and methodology, including Parent’s then-current standard exchange rate methodology for the translation of foreign currency sales into US Dollars or, in the case of Licensees, such similar methodology, consistently applied. Without limiting the generality of the foregoing, Net Sales exclude: (i) transfers of CVR Product to Third Parties as bona fide samples, as donations, for the performance of clinical trials or for similar purposes in accordance with applicable Law pertaining to any expanded access program, any compassionate sales or use program (including named patient program or single patient program) or any indigent program, (ii) intercompany transfer to an Affiliate of Parent or between such entities and a Licensee; provided that subsequent sale to an unaffiliated Third Party by such Affiliate or Licensee is not considered an intercompany transfer, and (iii) similar non-commercial sales for nominal or no consideration.

If Parent or any of its Affiliate or Licensees sells the CVR Product as a CVR Component of a Combination CVR Product in a country in the Territory in any Calendar Quarter, then Net Sales for the purposes of determining Milestone Payments will be calculated by multiplying the Net Sales of the Combination CVR Product during such Calendar Quarter by the fraction A / (A+B), where A is the weighted average sale price of the CVR Component when sold separately in such country in such Calendar Quarter and B is the weighted average sale price of the Other Component(s) included in the Combination CVR Product when sold separately in such country in such Calendar Quarter.

In the event that the weighted average sale price of the CVR Component of a Combination CVR Product in a country can be determined but the weighted average sale price of the Other Component(s) cannot be determined, Net Sales for the purposes of determining Milestone Payments will be calculated by multiplying the Net Sales of the Combination CVR Product in such country by the fraction A / C, where A is the weighted average sale price of the CVR Component when sold separately in finished form in such country and C is the weighted average sale price of the Combination CVR Product in such country.

In the event that the weighted average sale price of the Other Component(s) in such country can be determined but the weighted average sale price of the CVR Component in such country cannot be determined, Net Sales for purposes of determining Milestone Payments will be calculated by multiplying the Net Sales of the Combination CVR Product by the following formula: one (1) minus (B / C), where B is the weighted average sale price of the Other Component(s) when sold separately in finished form in such country and C is the weighted average sale price of the Combination CVR Product in such country.

In the event that the weighted average sale price of both the CVR Component and the Other Component(s) in the Combination CVR Product cannot be determined, then the percentage of Net Sales attributable to the CVR Component will be determined in good faith by Parent.

The weighted average sale price for a CVR Component, Other Component(s), or Combination CVR Product in a country will be calculated once each Calendar Year and such price will be used during all applicable Milestone reporting periods for the entire following Calendar Year. When determining the weighted average sale price of a CVR Component, Other Component(s), or Combination CVR Product in a country, the weighted average sale price will be calculated by dividing the sales in US Dollars (translated into US Dollars) by the units of active ingredient sold during the twelve (12) months (or the number of months sold in a partial Calendar Year) of the preceding Calendar Year for the respective CVR Component, Other Component(s), or Combination CVR Product in a country. In the initial Calendar Year, a forecasted weighted average sale price will be used for the CVR Component, Other Component(s), or Combination CVR Product.

“Offer” has the meaning set forth in the Recitals hereto.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent” has the meaning set forth in the preamble hereto.

“Permitted CVR Transfer” means a transfer of CVRs: (a) by will or intestacy upon death of a Holder; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger of the Holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any Holder that is a corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, and if applicable, through an intermediary; (f) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended); or (g) as provided in Section 2.7.

“Purchaser” has the meaning set forth in the recitals hereto.

“Regulatory Approval” means, with respect to a particular country or other regulatory jurisdiction, the approvals from the necessary Regulatory Authority to import, export, market, promote, distribute, and sell a pharmaceutical or biologic product in such country or region, including pricing approvals and reimbursement approvals that are necessary for the commercial sale of a pharmaceutical or biologic product in a given country or regulatory jurisdiction. For clarity, in the United States, Regulatory Approval includes any approval of a Biologics License Application (as defined in 42 U.S.C. § 262) or New Drug Application (as defined in 21 CFR 314.50, et seq.).

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent is appointed pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Rights Agent Account” has the meaning set forth in Section 2.4(a).

“Second Milestone” means the event in which annual worldwide Net Sales of the CVR Product sold by Parent or its Affiliates or Licensees first exceed One Billion Dollars ($1,000,000,000).

“Second Milestone Expiration” means the tenth (10th) anniversary of the Closing Date.

“Second Milestone Payment” means (a) if the Second Milestone is achieved before both (i) the Second Milestone Expiration and (ii) Termination, an amount equal to $7.13 minus any Milestone Offset Amount (if any and to the extent not deducted from the First Milestone Payment), in cash, without interest, per CVR, and (b) if the Second Milestone is achieved at or after (i) the Second Milestone Expiration or (ii) Termination, $0 per CVR. For the avoidance of doubt, the Second Milestone Payment shall only be due once, if at all, subject to the achievement of the Second Milestone prior to the earlier of the Second Milestone Expiration and Termination.

“Termination” has the meaning set forth in Section 6.8.

Section 1.2. Rules of Construction. When reference is made in this Agreement to an Article, Section or Exhibit, such reference will refer to Articles and Sections of, and Exhibits to, this Agreement unless otherwise indicated. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any reference to any Person shall be construed to include such Person’s successors and assigns. The words “ordinary course of business” shall mean the ordinary course of business consistent with past practice. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1. CVRs. Each CVR represents the contractual right of a Holder (granted to each Initial Holder as part of the consideration of the Offer and the Merger pursuant to the terms of the Merger Agreement) to receive the Milestone Payments pursuant to, and subject to the terms and conditions of, this Agreement.

Section 2.2. Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted CVR Transfer; the foregoing restrictions shall apply notwithstanding that certain of the CVRs will be held through DTC. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs and (ii) registering CVRs in book-entry position and Permitted CVR Transfers thereof. The CVR Register shall set forth (x) with respect to holders of Company Common Stock that hold such shares in book-entry form through DTC immediately prior to the Effective Time, one (1) position for Cede & Co. (as nominee of DTC) representing all such shares of Company Common Stock that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, and (y) with respect to (A) holders of shares of Company Common Stock that hold such shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to the Depositary by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of shares of Company Common Stock that hold such shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, (C) holders of Company RSUs, (D) holders of Company PSUs, (E) holders of Company Cash-Out Stock Options and (F) holders of Warrants (other than Warrants that have an exercise price that equals or exceeds the Merger Consideration and accordingly shall be cancelled as of Closing for no consideration in accordance with the terms of the Merger Agreement)], in each case of clauses (A), through (F), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of Holders (pursuant to any Permitted Transfers), upon the written receipt of such information by the Rights Agent.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer, in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the requested transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. As a condition of such transfer, Parent and the Rights Agent may require a transferring Holder or its transferee to pay to the applicable Governmental Body any transfer, stamp or other similar Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of such applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. All CVRs duly transferred in accordance with Section 2.2 that are registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4. Payment Procedures; Notices.

(a) If a Milestone is achieved prior to both the applicable Milestone Expiration and before Termination, then (i) in the case of the First Milestone, on or prior to the date that is forty-five (45) days following the achievement of such Milestone and (ii) in the case of the Second Milestone, on or prior to the date that is sixty (60) days after the end of the Parent fiscal year in which such Milestone is achieved (such date, the “Milestone Payment Date”), (A) Parent shall deliver to the Rights Agent (x) a written notice indicating that such Milestone has been achieved (the “Milestone Notice”) and an Officer’s Certificate certifying (1) in the case of the First Milestone, the date of such achievement and (ii) in the case of the Second Milestone, the last day of the Parent fiscal quarter in which such Milestone was achieved, and that the Holders are entitled to receive such Milestone Payment, (y) any letter of instruction reasonably required by the Rights Agent, which shall set forth the applicable Milestone Payment in respect of such Milestone as of the date of the applicable Milestone Notice, and (B) Parent shall deliver to the Rights Agent (or to the Surviving Corporation or another of its Affiliates in the case of payments with respect to Equity Award CVRs, if such payments will not be made by Parent) the payment required by Section 4.2, if being delivered to the Rights Agent to the account set forth on Annex I hereto, which account information may be updated from time to time by the Rights Agent by prior written notice to Parent (the “Rights Agent Account”). For the avoidance of doubt, (i) each Milestone Payment will only be due once, if at all, subject to the conditions set forth herein, (ii) each of the Milestone Payments will become payable upon the first achievement of the associated Milestone, regardless of the number of CVR Products that achieve such Milestone and (iii) no amounts will be due for subsequent or repeated achievements of any Milestone. For clarity, the achievement of the First Milestone prior to the First Milestone Expiration and before Termination is not a condition to the achievement of the Second Milestone.

(b) The Rights Agent will promptly, and in any event within ten (10) days after receipt of a Milestone Notice and the payment required by Section 4.2, as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice and pay the applicable Milestone Payment Amount to each Holder (other than a Holder of an Equity Award CVR) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of such Milestone Notice, or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of such Milestone Notice, by wire transfer of immediately available funds to the account specified on such instruction. Parent will pay, or will cause the Surviving Corporation or another of its Affiliates to pay, the applicable Milestone Payment Amount to each Holder of an Equity Award CVR within ten (10) days of the delivery of the applicable Milestone Notice to the Rights Agent, subject to Section 2.4(c).

(c) Parent and its Affiliates (including the Surviving Corporation) and the Rights Agent shall be entitled to deduct and withhold from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under applicable Law. With respect to Initial Holders who received Equity Award CVRs, any such withholding may be made, or caused to be made, by Parent through the Surviving Corporation’s or its Affiliates’ payroll system or any successor payroll system. Prior to paying any Milestone Payment Amount to the Holders, the Rights Agent shall provide the opportunity for each Holder to provide a copy of a duly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, or any other forms or information that the Rights Agent may reasonably request in order to avoid or reduce any applicable withholding amount. Unless otherwise directed by Parent, the Rights Agent shall promptly and timely remit, or cause to be remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Body. To the extent any amounts are so deducted and withheld and properly remitted, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. The parties intend that each Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. Notwithstanding anything to the contrary in this Agreement, no Milestone Payment that constitutes nonqualified deferred compensation subject to Section 409A of the Code shall be allocated or paid in respect of any Company Cash-Out Stock Option, Company RSU, or Company PSU except to the extent permissible under Treasury Regulation Section 1.409A-3(i)(5)(iv)(A), including that no such Milestone Payment that constitutes nonqualified deferred compensation subject to Section 409A of the Code shall be allocated or paid in respect of any Company Cash-Out Stock Option, Company RSU, or Company PSU following the fifth (5th) anniversary of the Closing Date. None of the parties to this Agreement nor any of their employees, directors or representatives shall have any liability to a Holder or transferee or other Person in respect of Section 409A of the Code.

(d) Any portion of a Milestone Payment Amount that remains undistributed six (6) months after the date of the delivery of the applicable Milestone Notice will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of the applicable Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

(e) None of Parent, any of its Affiliates (including the Surviving Corporation) or the Rights Agent will be liable to any person in respect of any Milestone Payment Amount or portion thereof delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite efforts by the Rights Agent to deliver a Milestone Payment Amount to the applicable Holder pursuant to the Rights Agent’s customary unclaimed funds procedures, such Milestone Payment Amount has not been paid prior to the two (2) year anniversary of the applicable Milestone Payment Date (or immediately prior to such earlier date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body), such Milestone Payment Amount will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(f) The Rights Agent shall be responsible for information reporting required under applicable Law with respect to the CVRs, including on Internal Revenue Service Form 1099-B or other applicable form to the extent required under applicable Law. Parent shall provide the Rights Agent with properly completed “Standard Tax Reporting Instructions” contained in Annex II hereto, and the Parent shall use commercially reasonable efforts to cooperate with the Rights Agent to provide any other information reasonably necessary for the Rights Agent to carry out its obligations in this Section 2.4(f).

Section 2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent or any of its Affiliates.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent, any constituent corporation party to the Merger Agreement or any of their respective Affiliates or Subsidiaries (including the Surviving Corporation).

(c) None of Parent or its directors and officers or other Affiliates will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6. Holding of Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of its services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more segregated bank accounts to be maintained by the Rights Agent in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold the Funds through such accounts in deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall keep funds received by it under this Agreement separate on its books and records so that such deposits can be subsequently identified on an individual basis and any such funds shall not be invested by the Rights Agent and shall not be used for any purpose not expressly provided for this Agreement or the Merger Agreement.

Section 2.7. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates (including the Surviving Corporation) from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates (including the Surviving Corporation) shall be automatically deemed extinguished and no longer outstanding or entitled to any Milestone Payment for purposes of this Agreement.

Section 2.8. Tax Treatment. The parties hereto agree to treat the CVRs (other than the Equity Award CVRs) for all U.S. federal, and applicable state and local income Tax purposes as (a) except to the extent treated as imputed interest, additional consideration for, or in respect of, the Company Common Stock pursuant to the Merger Agreement, and (b) a “closed transaction” in which the fair market value of the CVRs, as determined by Parent in its sole discretion, is included in income in the taxable year of the Closing, and, in each case, none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Body related to Taxes or for other Tax purposes except as otherwise required by a Final Determination. Parent, the Surviving Corporation and Rights Agent, as applicable, shall report imputed interest on the CVRs pursuant to Section 483 of the Code, to the extent required by applicable Law and in accordance with properly completed “Standard Tax Reporting Instructions” contained in Annex II hereto.

ARTICLE III

THE RIGHTS AGENT

Section 3.1. No Liability. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of its willful or intentional misconduct, bad faith, gross negligence or fraud.

Section 3.2. Certain Duties and Responsibilities. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent or any of its Affiliates; provided that this Section 3.2 shall not affect the Rights Agent’s obligation to make payments in accordance with and subject to Section 2.4.

Section 3.3. Certain Rights of the Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s performance of its duties under this Agreement (excluding any Taxes, interest, penalties or other costs or expenses imposed on the payment of fees hereunder), including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss arising out of or in connection with the execution, administration, exercise and performance of its duties under this Agreement, unless such loss has been determined by a court of competent jurisdiction to have resulted from the Rights Agent’s willful or intentional misconduct, bad faith, gross negligence or fraud;

(i) Parent agrees (i) to pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement, as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)); provided that, if the Rights Agent determines in good faith that it has received a refund of any Tax or governmental charge borne by Parent pursuant to this clause (ii), then the Rights Agent shall promptly repay such refund to Parent; and

(j) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 3.4. Auditing Rights. From the date of the first commercial sale of the first CVR Product until the earlier of (a) the achievement of the Second Milestone and (b) the Second Milestone Expiration (such earlier date, the “Audit Expiration Date”), Parent shall keep, and shall cause its Affiliates to keep, reasonable records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and its Affiliates regarding its activities with respect to achievement of the Second Milestone to verify whether the Second Milestone Payment is due hereunder. From the date of the first commercial sale of the first CVR Product until the date that is sixty (60) days after the end of the calendar year in which the Second Milestone Expiration occurs, the Rights Agent shall have the right once per calendar year to have Parent’s then-current auditors (or if such auditors decline to do so, another independent accounting firm mutually agreeable to Parent and the Rights Agent) inspect Parent’s records for the purpose of determining the accuracy of the calculations used to determine whether the Second Milestone was achieved. No period will be audited more than once and each audit must be reasonable in scope. Such auditors will keep confidential any information obtained during such inspection and will report to the Rights Agent and Parent in writing whether the Second Milestone Payment is due and payable (without disclosing to the Rights Agent any confidential or commercially sensitive information used or generated by the auditors during the course of the audit). The Rights Agent (on behalf of the Holders) shall bear the full cost of such audit unless such audit determines as a result of such audit that the Second Milestone Payment was due and payable, in which case, Parent will bear the cost of such audit and will remit in accordance with Section 4.2 the Second Milestone Payment within thirty (30) days of the date the auditors’ written report is received.

Section 3.5. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal will take effect and such removal will become effective on the date so specified. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.5(a) or becomes incapable of acting, Parent will as soon as is reasonably possible, appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.6, become the successor Rights Agent.

(c) Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.6, the successor Rights Agent will cause the notice to be mailed at the expense of Parent; provided that failure to give any notice provided for in this Section 3.5(c), shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be, in each case, in accordance with this Section 3.4.

(d) The Rights Agent will cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.6. Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.5(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent and all references to the “Rights Agent” herein shall be deemed to refer to such successor Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1. List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to other shares of Company Common Stock, Company RSUs, Company PSUs, Company Cash-Out Stock Options or Warrants) the names and addresses of the Initial Holders of CVRs within thirty (30) Business Days after the Effective Time.

Section 4.2. Payment of Milestone Payment Amounts. If a Milestone has been achieved prior to the earlier of (x) the applicable Milestone Expiration and (y) Termination, Parent shall, or shall cause the Surviving Corporation to, in accordance with and subject to the achievement of such Milestone prior to the earlier of the applicable Milestone Expiration and Termination, on or prior to the applicable Milestone Payment Date, (i) deposit in the Rights Agent Account, for payment to the Holders who are not Holders of Equity Award CVRs, in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment Amount to each

Holder who is not a Holder of an Equity Award CVR and (ii) deposit with Parent, Surviving Corporation, or their Affiliates, for payment to the Holders of Equity Award CVRs, in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment Amount to each Holder of an Equity Award CVR. For the avoidance of doubt, each Milestone Payment Amount shall only be paid one time, if at all, subject to the achievement of the applicable Milestone prior to the earlier of the applicable Milestone Expiration and Termination, and the maximum aggregate potential amount payable under this Agreement per CVR shall be $1.78 with respect to the First Milestone and $7.13 with respect to the Second Milestone. Without prejudice to any rights of the Rights Agent or the Holders under this Agreement in the case of Parent’s breach of its obligations under this Agreement, if a Milestone has not been achieved prior to the applicable Milestone Expiration, then Parent will not be required to make any payment to the Rights Agent or the Holders pursuant to this Agreement in respect of such Milestone.

Section 4.3. Additional Covenants.

(a) From the Closing Date until the First Milestone Expiration, Parent shall, and shall cause its Subsidiaries, including the Surviving Corporation, to use Commercially Reasonable Efforts to achieve the First Milestone prior to the First Milestone Expiration; provided that use of Commercially Reasonable Efforts does not guarantee that Parent will achieve the First Milestone by a specific date or at all. For the avoidance of doubt, neither Parent nor any of its Subsidiaries has any obligation to use Commercially Reasonable Efforts or any other level of efforts to achieve the Second Milestone Event.

(b) Parent owes no obligation or duty, as a fiduciary or otherwise, to the Rights Agent, any Holder or any other Person in connection with its operation of the Surviving Corporation’s business following the Closing except as expressly stated herein. The Rights Agent (on behalf of itself and on behalf of the Holders) acknowledges that (i) Parent makes (x) no guarantees or promises that any Milestone will be achieved at all or by a specific date or is achievable and (y) no assessments or predictions regarding the likelihood of any Milestone being achieved, (ii) there is no assurance that the Holders will receive any payment as described under Section 4.2 unless the applicable Milestone is achieved, (iii) Parent has not, prior to or after the date hereof, promised or projected any amounts to be received by the Holders in respect of any payments described in Section 4.2, (iv) subject to the obligations in Section 4.3(a), none of the Rights Agent and any Holder is relying on or has relied on any promises, projections, representation or warranty of any kind or other information, documents or materials (or absence thereof) in respect of any payments described in Section 4.2 including with respect to the operation of the Surviving Corporation’s business following the Closing, (v) except for Parent’s obligations set forth in Section 4.3(a), Parent shall have the right to own, operate, use, license, develop and otherwise commercialize the assets of the Surviving Corporation’s business in any way that Parent deems appropriate in its sole business judgment and (vi) except for Parent’s obligations set forth in Section 4.3(a), Parent does not have any obligation, express or implied, to own, operate, use, license, develop or otherwise commercialize the assets of the Surviving Corporation’s business in order to maximize or expedite the payments described in Section 4.2, including any obligation to pursue particular business opportunities, engage in particular advertising or marketing campaigns or otherwise. Except for Parent’s obligations set forth in Section 4.3(a), the Rights Agent (on behalf of itself and on behalf of the Holders) hereby (x) disclaims reliance on any such promises, projections, representations, warranties or other information, documents or materials (or absence thereof), and (y) understands and agrees that any such promises, representations, warranties, projections and other information, documents and materials (or absence thereof) are specifically disclaimed by Parent. The Parties intend the express provisions of Section 4.2 and Section 4.3 to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Body or otherwise.

(c) In the event that a Milestone has not yet been achieved and Parent desires to consummate a Change of Control prior to the applicable Milestone Expiration, Parent will cause the Person acquiring Parent to assume Parent’s obligations, duties and covenants under this Agreement (including, for the avoidance of doubt, Section 6.11). No later than five (5) Business Days prior to the consummation of any Change of Control, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change of Control complies with this Section 4.3(c) and that all conditions precedent herein relating to such transaction have been complied with.

ARTICLE V

AMENDMENTS

Section 5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent and the Surviving Corporation, at any time and from time to time, may enter into one or more amendments hereto, without the consent of any Holders or the Rights Agent, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders (as a group and in their capacity as such);

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders (as a group and in their capacity as such);

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and to ensure that the CVRs are not subject to any similar registration or prospectus requirement under applicable securities Laws outside of the United States; provided that, in each case, such provisions do not change any Milestone, Milestone Expiration or Milestone Payment;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.5 and Section 3.6;

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders (as a group and in their capacity as such); or

(b) without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto to reduce the number of CVRs in the event any Holder agrees to abandon or renounce such Holder’s rights under this Agreement in accordance with Section 2.7 or Section 6.4.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth the terms of such amendment.

Section 5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3. Rights Agent Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent (which may include internal counsel) stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that materially and adversely affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4. Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when delivered by email, which email must state that it is being delivered pursuant to this Section 6.1 and which notice will not be effective unless either (A) a duplicate copy of such email notice is sent on the same day for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (B) the receiving party delivers a written confirmation of receipt to the sender of such notice (excluding “out of office,” delivery failure or similar automated replies), (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

If to the Rights Agent, to it at:

[_____]

Telephone:  [_____]

Email:     [_____]

Attention:   [_____]

If to Parent, to it at:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention:  Senior Vice President and Head of Corporate Business Development

With a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attention:  Senior Vice President—Transactions and Contracting

and

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention:  Emily Oldshue

Telephone:  (617) 951-7241

Email:  emily.oldshue@ropesgray.com

Section 6.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3. Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either party without the prior written consent of the other party and any purported assignment without such consent shall be void; provided that Parent may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement (a) to any of its direct or indirect wholly-owned subsidiaries; (b) to any purchaser, transferee, licensee, or sublicensee that is a company in the pharmaceutical industry of substantially all of the Intellectual Property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and Contracts, in each case, (x) held, owned or entered into by Parent or its Subsidiaries immediately after the Effective Time and (y) necessary for the production, development or sale of the CVR Products; (c) in compliance with Section 4.3(c); (d) otherwise with the prior written consent of the Acting Holders, to any other Person (any permitted assignee under clauses (a) through (d), an “Assignee”), in each case, provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement; provided, further, that any such assignment shall not materially impede or delay the consummation of the transactions contemplated hereby or otherwise materially impede the rights of the Holders under this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clauses (a) or (b) above in this Section 6.3, Parent (and any subsequent assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder with such Assignee substituted for Parent under this Agreement. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective permitted successors and assigns. Subject to compliance with the requirements set forth in this Section 6.3 relating to assignments and Section 4.3(c), this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.

Section 6.4. Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted CVR Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted CVR Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted CVR Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. The Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights (provided that the foregoing shall not limit the ability of an individual Holder to seek a payment due from the applicable party pursuant to Section 4.2 solely to the extent such payment, and the amount of such payment, has been finally determined to be due and payable in accordance with this Agreement and has not been paid within the period contemplated by this Agreement). The Holders shall not be entitled to specific enforcement of Section 4.3. Reasonable expenditures incurred by such Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. The Holders acting pursuant to this provision on behalf of all Holders shall have no liability to the other Holders for such actions.

Section 6.5. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.5(c).

(d) In the event of any litigation or other proceeding between the parties to this Agreement arising out of or in any way related to a Milestone or payment thereof, the prevailing party in such litigation or other proceeding shall be entitled to recover its reasonable attorneys’ fees, costs and expenses incurred in connection with such litigation or other proceeding, in addition to any other relief to which such party may be entitled; provided, however, that in no event will any party to this Agreement be required to pay any contingency based attorneys’ fees.

Section 6.6. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule, law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the terms hereof, and the transactions contemplated hereby, are fulfilled to the fullest extent possible.

Section 6.7. Counterparts. This Agreement may be executed and delivered (including by executed signatures in electronic format (including “pdf”) and other electronic signatures (including DocuSign and AdobeSign) in each case transmitted by email) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 6.8. Termination. This Agreement will automatically terminate and be of no force or effect, the parties hereto will have no liability or obligations hereunder (other than with respect to monies due and owing by Parent to the Rights Agent in respect of the Rights Agent’s services hereunder and any services to be performed by the Rights Agent under Section 2.4(f) hereof), and no payments will be required to be made, upon the earliest to occur of (such time, the “Termination”) (a) the date that is sixty (60) days after the end of the calendar year in which the Second Milestone Expiration occurs, (b) (i) the mailing by the Rights Agent to the address or (ii) the payment by the Rights Agent by wire transfer of immediately available funds to the account of each Holder as reflected in the CVR Register the last of the Milestone Payment Amounts (if any) required to be paid under the terms of this Agreement, and (c) the delivery of a written notice of termination duly executed by Parent and the Acting Holders; provided, that in the event that an audit is pending under Section 3.4, the Termination shall not be deemed to occur until five (5) Business Days after the completion of such audit. For the avoidance of doubt, the right of any Holder to receive a Milestone Payment with respect to a Milestone, and any covenants and obligations of Parent (other than pursuant to Section 2.4(d)), shall be irrevocably terminated and extinguished if such Milestone is not achieved before Termination. Notwithstanding the foregoing, no termination shall affect any rights, obligations or liabilities accrued prior to the effective date of such termination or Sections 6.4, 6.5, 6.6, 6.7, 6.9, 6.11 or this Section 6.8, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.

Section 6.9. Entire Agreement. This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersede all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, then solely with respect to the Rights Agent, this Agreement will govern and be controlling.

Section 6.10. Further Assurances. Subject to the provisions of this Agreement, Parent and the Rights Agent will, from time to time, do all commercially reasonable acts and things and execute and deliver all such further documents and instruments, as Parent and the Rights Agent may reasonably require for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 6.11. Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Parent or any of its Subsidiaries will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics, epidemics, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor disputes, strikes, or shortages, war or civil unrest, it being understood that such parties shall use commercially reasonable efforts to resume performance as soon as reasonably practicable under the circumstances.

Section 6.12. Legal Holiday. In the event that a Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date.

Section 6.13. Confidentiality. The Rights Agent and Parent agree that all books, records, information and data pertaining to the business of the other party that are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by a valid order of a Governmental Body of competent jurisdiction or as is otherwise required by Law.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ELI LILLY AND COMPANY

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]